Form 10-K405, Exhibit 13
period 1996-06-28
CHRONIMED INC
filed 1996-09-12
CIK 883813

CHRONIMED INC.

                                                                    EXHIBIT 13.1


               Portions of the 1996 Annual Report to Shareholders




                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)



                                    JUNE 28,    JUNE 30,    JULY 1,     JULY 2,     JUNE 30,
FINANCIAL RESULTS                     1996        1995        1994        1993        1992

Revenues                            $ 90,512    $ 62,527    $ 49,027    $ 31,202    $ 20,397

Operating income                       6,974       1,054       1,748         863         484
Interest income                        1,327       1,024         426         329         113
Interest expense                        --          --            (1)         (3)       (127)
Income tax expense                    (2,842)       (475)       (171)        (30)        (16)
Net income                          $  5,459    $  1,603    $  2,002    $  1,159    $    454

Net income per share                $    .42    $    .13    $    .18    $    .12    $    .07

Weighted average number of shares
     outstanding                      13,137      12,612      11,258       9,898       6,797




                                    JUNE 28,    JUNE 30,    JULY 1,     JULY 2,     JUNE 30,
FINANCIAL POSITION                    1996        1995        1994        1993        1992

Working capital                     $ 40,261    $ 31,124    $ 26,905    $ 13,727    $ 14,037
Total assets                          67,908      52,394      53,196      18,462      16,802
Current liabilities                   10,396       4,824      10,247       1,605       1,930
Long-term debt and capital lease
     obligations                         350        --          --            79          12
Shareholders' equity                  57,162      47,570      42,949      16,778      14,860



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The fiscal years referenced herein are as follows:  FISCAL YEAR     YEAR ENDED
                                                       1996       June 28, 1996
                                                       1995       June 30, 1995
                                                       1994       July 1, 1994

The following table sets forth for the years indicated the percentage of revenues represented by items in the Consolidated Statements of Income and the percentage by which each item changed from year to year.

                                                                                     PERIOD-TO-PERIOD
                                                                                    PERCENTAGE CHANGES
                                                    FISCAL                       1996 OVER     1995 OVER
                                         1996        1995        1994              1995          1994
Revenues
     Managed Care                         16%          13%          8%              74%           104%
     Proprietary Products                 36           27          24               93             41
     Health Professional Referral/
         Patient Choice                   48           60          68               17             13
              Total revenues             100          100         100               45             28

Cost of sales                             72           75          74               39             30
Gross profit                              28           25          26               63             22
Operating expenses:
     Selling and marketing                 7            9           9               15             27
     Orphan Medical  development
         expenses                         --           --           2                *              *
     General and administrative           13           14          12               34             49
                                          20           23          23               27             31

Operating income                           8            2           3              562            (40)
Interest income                            1            2           1               30            140
Income tax expense                        (3)          (1)          *              498            178

Net income                                 6%           3%          4%             241%           (20)%


*Not meaningful



RECAP OF 1996 RESULTS
Total revenues in 1996 were up 45% from the prior year to a record $90.5 million. Gross profit as a percentage of revenue increased to 28.0% in 1996 against 24.9% in 1995, with gross profit dollars increasing 63% versus the prior year to $25.4 million. Selling and marketing expenses increased $814,000 or 15% against the prior year, but declined as a percentage of revenue from 8.9% in 1995 to 7.0% in 1996. General and administrative expenses, including the provision for uncollectible accounts, increased $2.9 million or 34%, but declined as a percentage of revenue from 13.9% in 1995 to 12.8% in 1996. The Company's operating income increased to $7.0 million, 562% over the prior year operating income of $1.1 million. Interest income increased $303,000, or 30%, against the prior year interest income of $1.0 million. Net income of $5.5 million or $.42 per share compares favorably to 1995 net income of $1.6 million or $.13 per share. Inflation and changing prices had very little impact on the Company's overall revenue growth and operating income for 1996 and 1995.

REVENUES
The Company's revenues are derived from three principal sources: Managed Care--revenues from customers who are part of a managed care network serviced by the Company, consisting of the self-injectables program and the diabetes program contract business; Proprietary Products--revenues generated mainly from proprietary products, primarily the blood glucose reagent testing strips and publishing; and Health Professional Referral/ Patient Choice--revenues from referrals from health care providers or patients who choose to purchase from the Company, primarily Specialty Pharmacy (organ transplant) and Home Service Medical (direct mail diabetes products).

1996 VERSUS 1995 Total revenues increased to $90.5 million from $62.5 million, up 45% year to year. Revenues from Managed Care increased 74% from $8.4 million to $14.6 million due primarily to growth in the managed care self-injectables program. For Proprietary Products, revenues increased 93%, or $15.5 million, from $16.6 million in 1995 to $32.1 million in 1996. $15.0 million of this growth is from the sale of blood glucose testing reagent strips that the Company markets under exclusive distribution agreements. The 1995 revenue for Proprietary Products was negatively impacted by approximately $4.0 million due to a production hold by a key supplier. Revenues from Health Professional Referral/Patient Choice increased 17% from $37.5 million to $43.8 million due primarily to increased sales to organ transplant patients through the Specialty Pharmacy business. Also, the direct mail diabetes products business -- Home Service Medical--grew $540,000, or 8%, in 1996.

Revenue growth is expected to continue into fiscal 1997, with Managed Care and Proprietary Product sales experiencing the greatest increases. The Company predicates its high growth managed care projections on a business model which relates the number of converted patients for the Company's self-injectables program to the number of members of health insurance plans under formal agreements with the Company. Because the Company has had limited time with the programs to develop statistically sound patient conversion rates, its projections may be subject to inaccuracy. As to the projections for Proprietary Products, recent production rates of reagent strips coupled with the potential for additional marketing arrangements should provide continued growth into 1997. Further, the July 1, 1996 acquisition of StatScript Management Services, Inc. and related pharmacies is expected to provide the Company with $16 million or more of same-stores 1997 revenue in the HIV/AIDS specialty pharmacy marketplace.

1995 VERSUS 1994 Total revenues increased to $62.5 million from $49.0 million, up 28% year to year. Revenues from Managed Care increased 104% from $4.1 million to $8.4 million, with $2.9 million of growth in the diabetes program contract business (from two major contracts) and $1.4 million in growth from the start-up of the managed care self-injectables program. For Proprietary Products, revenues increased 41% or $4.9 million, from $11.8 million in 1994 to $16.7 million in 1995. $3.9 million of this growth was from the sale of the Quick Check and Supreme blood glucose testing reagent strips. Also, as noted above, the 1995 revenue for Proprietary Products was negatively impacted by approximately $4.0 million due to a production hold by a key supplier. Revenues from Health Professional Referral/ Patient Choice increased 13% from $33.1 million to $37.5 million, with $6.8 million coming from growth in sales to organ transplant patients through the Specialty Pharmacy business, offset primarily by a decline in the direct mail diabetes products business--Home Service Medical--due to reduced promotional spending in 1995.

COST OF SALES AND GROSS PROFITS
1996 VERSUS 1995 The increase in cost of sales dollars during the year--up 39%--reflects the Company's 45% revenue growth. The Company's overall gross profit percentage of 28.0% is significantly improved over the prior year percentage of 24.9%. This improvement is a result of the sales mix of products and an increase in internal production of blood glucose testing reagent strips, which are sold at a favorable margin. Selected price increases also had a favorable gross profit impact. Also, the average order size increased significantly from $315 in 1995 to $433 in 1996; this increase in order size has resulted in higher gross margin dollars per order.

1995 VERSUS 1994 The increase in cost of sales dollars during the year--up 30%--reflects the Company's 28% revenue growth. The Company's overall gross profit percentage of 24.9% is down from the prior year percentage of 26.0%. This decline reflects the slight relative shift in mix of revenue toward lower margin business, partially offset by order size efficiencies. Average order size increased from $257 in 1994 to $315 in 1995.


SELLING AND MARKETING EXPENSES
1996 VERSUS 1995 Selling and marketing expenses increased 15% in 1996 over the prior year, but declined as a percentage of revenue from 8.9% to 7.0%. The two most significant growth areas are the Managed Care self-injectables program and the Proprietary Product reagent strip business. In the self-injectables program, the Company invested significantly in selling and marketing expenses to grow the program beyond the pilot phase startup in 1995. In the reagent strip business, the Company incurred expenses in achieving the year to year revenue growth of 108%. On the expense reduction side, the Company received a large expense credit from a major supplier to help defray expenses incurred in converting patients to a new drug in the Specialty Pharmacy line of the Patient Choice business.

1995 VERSUS 1994 Selling and marketing expenses increased 27% in 1995 over the prior year, remaining flat as a percentage of revenue at 8.9%. The efficiencies obtained through the growth in average order size were offset by the hiring of additional sales personnel in the Managed Care and Proprietary Products businesses.


GENERAL AND ADMINISTRATIVE
EXPENSES
1996 VERSUS 1995 General and administrative expenses (G&A), including the provision for uncollectible accounts, increased $2.9 million or 34% in 1996 over the prior year, but declined as a percentage of revenue from 13.9% to 12.8%. The increase of $2.9 million in G&A spending is a result of increased customer service and fulfillment costs related to increases in revenue, along with investments in systems and people to support the rapid business growth. The decline in G&A expense as a percentage of revenue is due to the benefits obtained from reengineering a number of key processes and the leveraging impact of revenue growth on fixed costs.

1995 VERSUS 1994 G&A expenses increased $2.9 million, or 49% in 1995 over the prior year and increased as a percentage of revenue from 11.8% to 13.9%. The percentage increase reflects the $4.0 million shortfall in revenues from a blood glucose testing reagent strip as well as infrastructure investments to prepare for business growth in 1995 and beyond.


INTEREST INCOME
ALL YEARS Interest income in 1996, 1995 and 1994 was generated primarily from the proceeds of the Company's sale of common stock in 1994 coupled with the Company's positive operating cash flow. The increases in interest income are due to increases in average investable funds and average yield.

INCOME TAXES
ALL YEARS The Company's income tax rate was approximately 34% in 1996 due to favorable tax treatment on municipal bond interest income. The Company does not expect this low rate to continue in 1997 as the proportion of municipal bond interest income drops with respect to operating income, which is fully taxed for both federal and state purposes. The Company's income tax rate was approximately 23% in 1995, again due primarily to the favorable tax treatment on municipal bond interest income.


LIQUIDITY AND CAPITAL RESOURCES
As of June 28, 1996, the Company had $40.3 million of working capital. As of July 1, 1996, working capital decreased approximately $10 million due to the all-cash acquisition of StatScript Management Services, Inc. During 1996, the Company generated $9.6 million of cash from operating activities. The average days sales outstanding (DSO) of the Company's accounts receivable improved from 80 days at June 30, 1995 to 67 days at June 28, 1996. The decrease reflects improved collection efforts; growth in revenue from payors which are billed electronically; and increased sales to large institutions which pay claims in a more timely manner. Cash was used for purchases of property and equipment and other investing activities in amounts totaling $2.3 million. The primary expenditures were for information systems and manufacturing equipment for reagent strip production. Cash provided from the exercise of stock options was $1.9 million.

   As of June 30, 1995, the Company had $31.1 million of working capital. During 1995, the Company used $1.8 million in cash for operating activities, primarily to support growth in accounts receivable and inventory. Cash totalling $7.9 million was used to purchase property and equipment primarily for pharmacy operations and manufacturing, and to reduce notes payable and capital lease obligations. Cash totalling $5.6 million was provided from the exercise of stock options and the net sales of available-for-sale securities.

   As of June 28, 1996, the Company had $350,000 in long-term debt, to be converted to stock in August, 1997, and shareholders' equity of $57.2 million. The Company has a discretionary line of credit totaling $2.5 million, with no balance outstanding as of June 28, 1996, plus $33.3 million of cash and available-for-sale securities. In addition, on September 6, 1996, the Company approved a stock repurchase plan of up to 1 million shares at times and prices to be determined by management. The Company believes that available-for-sale securities, line of credit, and cash generated by operations will allow it to meet foreseeable cash requirements and provide the flexibility to fund future growth.

   The Company has no material commitments for capital expenditures for 1997.


OUTLOOK
Information contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," other than historical information, should be considered forward looking and reflects management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ include, but are not limited to, the following: competition and pricing pressures; difficulties or delays in the development and marketing of the Company's products; difficulties in realizing the expected revenues and profits from the StatScript acquisition; termination of key payor contracts; termination of key supplier contracts; changes in or unknown violations of various Federal, State, and Local regulations governing the business; and management of growth.

                           CONSOLIDATED BALANCE SHEETS

ASSETS                                                                      June 28,          June 30,
                                                                              1996              1995
Current assets:
     Cash and cash equivalents                                            $11,433,774      $  2,203,055
     Available-for-sale securities                                         12,802,788        11,595,690
     Accounts receivable (net of allowance of $860,000 and
         $725,000 at June 28, 1996 and June 30, 1995, respectively)        19,842,665        15,103,540
     Income taxes receivable                                                   48,793         1,397,653
     Inventory                                                              5,475,987         4,490,149
     Other current assets                                                     559,772           298,380
     Deferred taxes                                                           493,000           860,300
Total current assets                                                       50,656,779        35,948,767

Notes receivable                                                            1,374,601           927,641
Available-for-sale securities                                               9,069,248        11,605,667

Property and equipment:
     Property and equipment                                                 8,542,187         5,102,253
     Allowance for depreciation                                            (3,096,836)       (1,629,432)
                                                                            5,445,351         3,472,821

Other assets, net                                                           1,362,258           438,977
Total assets                                                              $67,908,237       $52,393,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                      $5,054,234      $  3,276,518
     Accrued expenses                                                       4,366,565         1,547,827
     Income taxes payable                                                     570,956                --
     Short-term debt                                                          404,000                --
Total current liabilities                                                  10,395,755         4,824,345

Long-term debt                                                                350,000                --

Shareholders' equity:
     Preferred Stock, $.01 par value:
         Authorized shares - 5,000,000
         Issued and outstanding shares - None                                      --                --
     Common Stock, $.01 par value:
         Authorized shares - 20,000,000
         Issued and outstanding shares -
              12,454,560 and 11,903,751 at
              June 28, 1996 and June 30, 1995, respectively                   124,546           119,038
     Additional paid-in capital                                            49,569,368        45,357,161
     Retained earnings                                                      7,475,642         2,016,254
                                                                           57,169,556        47,492,453

     Unrealized gain (loss) on available-for-sale securities                   (7,074)           77,075
Total shareholders' equity                                                 57,162,482        47,569,528
Total liabilities and shareholders' equity                                $67,908,237       $52,393,873


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME

                                                                       Year Ended

                                                      June 28,           June 30,            July 1,
                                                        1996               1995               1994

Revenues                                             $90,511,550        $62,527,042       $49,027,232
Cost of sales                                         65,152,167         46,980,798        36,257,956
Gross profit                                          25,359,383         15,546,244        12,769,276

Operating expenses:
     Selling and marketing                             6,348,369          5,534,621         4,370,223
     Orphan Medical development expenses                      --                 --           848,662
     Research and development                            437,185            292,933                --
     General and administrative                       10,501,258          7,660,826         4,965,533
     Provision for uncollectible accounts              1,099,063          1,003,870           837,236
Total operating expenses                              18,385,875         14,492,250        11,021,654

Operating income                                       6,973,508          1,053,994         1,747,622
Interest income                                        1,327,380          1,024,082           425,774
Income before income taxes                             8,300,888          2,078,076         2,173,396
Income tax expense                                    (2,841,500)          (475,000)         (171,000)
Net income                                          $  5,459,388       $  1,603,076      $  2,002,396


Income per share                                         $.42               $.13              $.18

Weighted average number of shares
     outstanding during the period                    13,137,460         12,611,816        11,257,531



See accompanying notes to consolidated financial statements.

                             CONSOLIDATED STATEMENTS
                             OF SHAREHOLDERS' EQUITY

                                                                                     UNREALIZED
                                                                                   GAIN (LOSS) ON
                                              ADDITIONAL    RETAINED    RECEIVABLE   INVESTMENTS
                          COMMON STOCK          PAID-IN     EARNINGS       FROM      AVAILABLE-
                        SHARES     AMOUNT       CAPITAL     (DEFICIT)     OFFICER     FOR-SALE    TOTAL

Balance July 2, 1993  9,493,701  $ 94,937    $18,363,734 $(1,589,218)    $(91,046)   $    --  $16,778,407
Exercise of stock
    options and
    warrants            229,148     2,291        476,406          --           --         --      478,697
  Public offering
    proceeds,
    net of expenses
    of $1,987,128     1,699,500    16,995     29,436,627          --           --         --   29,453,622
  Tax benefit of stock
    option exercises         --        --        363,500          --           --         --      363,500
  Payment on
    receivable
    from officer             --        --             --          --       91,046         --       91,046
  Unrealized loss
    on available-
    for-sale securities      --        --             --          --           --    (49,383)     (49,383)
  Spin-off of Orphan
    Medical, Inc.            --        --     (6,169,666)         --           --         --   (6,169,666)
  Net income                 --        --             --   2,002,396           --         --    2,002,396
Balance
   July 1, 1994      11,422,349   114,223     42,470,601     413,178           --    (49,383)  42,948,619
  Exercise of
    stock options       481,402     4,815      1,618,860          --           --         --    1,623,675
  Tax benefit of stock
    option exercises         --        --      1,267,700          --           --         --    1,267,700
  Unrealized gain
    on available-
    for-sale securities      --        --             --          --           --    126,458      126,458
  Net income                 --        --             --   1,603,076           --         --    1,603,076
Balance
   June 30, 1995     11,903,751   119,038     45,357,161   2,016,254           --     77,075   47,569,528
  Common stock issued
    for acquisition      42,716       427        549,274          --           --         --      549,701
  Exercise of
    stock options       508,093     5,081      1,889,748          --           --         --    1,894,829
  Tax benefit of stock
    option exercises         --        --      1,773,185          --           --         --    1,773,185
  Unrealized loss
    on available-
    for-sale securities      --        --             --          --           --    (84,149)     (84,149)
  Net income                 --        --             --   5,459,388           --         --    5,459,388
Balance
   June 28, 1996     12,454,560  $124,546    $49,569,368  $7,475,642     $     --  $  (7,074) $57,162,482


See accompanying notes to consolidated financial statements.

                             CONSOLIDATED STATEMENTS
                                OF CASH FLOWS


                                                                             YEAR ENDED

                                                             JUNE 28,         JUNE 30,        JULY 1,
                                                               1996             1995            1994

OPERATING ACTIVITIES
Net income                                                   $5,459,388      $1,603,076   $  2,002,396
Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
         Depreciation and amortization                        1,811,580         819,501        360,357
         Deferred income taxes                                  367,300        (448,400)      (411,900)
         Income tax benefit of stock option plans             1,773,185       1,267,700        363,500
         Changes in operating assets and liabilities:
              Accounts and notes receivable                  (4,825,370)     (2,072,674)    (5,380,000)
              Income taxes receivable                         1,348,860      (1,397,653)            --
              Inventory                                        (612,245)     (1,210,333)    (1,238,696)
              Accounts payable                                1,220,486        (181,256)     2,273,856
              Accrued expenses                                2,721,754        (159,916)       338,111
              Income taxes payable                              570,956              --             --
              Other assets                                     (245,860)        (10,422)      (193,554)
Net cash provided by (used in) operating activities           9,590,034      (1,790,377)    (1,886,498)

INVESTING ACTIVITIES
Acquisitions, net of cash purchased                             (84,461)             --             --
Purchases of property and equipment                          (3,414,855)     (2,824,397)    (1,039,944)
Payment received on shareholder note receivable                      --              --         91,046
Purchase of available-for-sale securities                   (16,634,062)    (21,394,632)   (31,344,251)
Sale and maturities of available-for-sale securities         17,879,234      25,410,247      9,303,264
Net cash provided by (used in) investing activities          (2,254,144)      1,191,218    (22,989,885)

FINANCING ACTIVITIES
Net proceeds from sale of Common Stock                        1,894,829       1,623,675     29,932,319
Principal payments on notes payable and capital
     lease obligations                                               --      (5,081,698)      (104,637)
Net cash (used in) provided by financing activities           1,894,829      (3,458,023)    29,827,682

(Decrease) increase in cash and cash equivalents              9,230,719      (4,057,182)     4,951,299
Cash and cash equivalents at beginning of period              2,203,055       6,260,237      1,308,938
Cash and cash equivalents at end of period                  $11,433,774      $2,203,055   $  6,260,237

SUPPLEMENTAL DISCLOSURES:
      * Income taxes paid in fiscal 1996, 1995 and 1994 were $163,850, $1,425,404 and $95,439, respectively.
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
      *     The Company acquired the stock of British American Medical in
            August, 1995. The Company purchased $145,586 of cash, $360,715 of accounts receivable, $352,258 of inventory, $24,316 of other assets, $25,079 of fixed assets and $849,961 of intangible assets, and assumed accounts payable and accrued expenses of $654,214. The acquisition was financed by the issuance of 42,716 shares of Chronimed stock and $554,000 of debt to be converted to stock.



 See accompanying notes to consolidated financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1     BUSINESS ACTIVITY

Chronimed Inc. develops, manufactures, markets and distributes through various channels of distribution prescription drugs, medical products and proprietary educational materials to specific populations of patients with chronic conditions.


2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR
The Company uses a four-week, four-week, five-week (4-4-5) quarterly accounting cycle with the fiscal year ending on the Friday closest to June 30.

CONSOLIDATION POLICY
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Home Direct Medical Services, Inc., which was incorporated in fiscal 1993, and British American Medical, Inc., which was acquired in a stock purchase in fiscal 1996. The operations of Orphan Medical, Inc., which was incorporated and spun off in fiscal 1994, are included in the Company's results prior to the spin-off.

REVENUE RECOGNITION
Sales are recognized upon shipment of products and at the time of purchase in the retail stores.

STOCK-BASED COMPENSATION
The Company currently follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation. Compliance with FAS 123 is not required for the Company until fiscal 1997. The Company has not yet determined the impact of the new standard on its financial statements.

CASH EQUIVALENTS
The Company considers all investments with a maturity of 90 days or less when purchased to be cash equivalents.

INVESTMENTS
The Company's investment policy is to invest idle and excess funds in high grade, fixed income securities with maturities generally of no more than two years. The major objective of investment activities is to protect capital value.

   Investments consist of debt securities with a remaining maturity of more than 90 days at the date of purchase. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as "available-for-sale" as of June 28, 1996 and June 30, 1995. The Company considers the net unrealized gain (loss) on these investments of $(7,074) and $77,075 at June 28, 1996 and June 30, 1995, respectively, to be temporary, and as such has recorded it through shareholders' equity.

ACCOUNTS RECEIVABLE ALLOWANCE
The Company determines an allowance amount based upon an analysis of the collectibility of specific accounts and the aging of the accounts receivable.

INVENTORIES
Inventories consist primarily of goods held for resale, and are carried at the lower of cost or market determined under the average cost method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation on additions to property and equipment is computed using the straight-line method. Depreciation occurs over estimated useful lives of one to seven years.

INTANGIBLE ASSETS
Intangible assets are amortized on a straight-line basis; goodwill is amortized over five to twenty years and customer lists and technology rights are amortized over two to five years.

INCOME TAXES
The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and the tax basis of assets and liabilities.

PER SHARE DATA
Income per common and common equivalent share is based on the weighted average number of shares and dilutive Common Stock equivalents outstanding during the year. Common Stock equivalents consist of options and warrants outstanding to purchase shares of the Company's Common Stock.

   The Company's Board of Directors approved a three-for-two stock split of the Company's Common Stock, effected in the form of a 50% stock dividend, effective February 21, 1994 for shares outstanding as of February 7, 1994. All share and per share information has been retroactively adjusted to show the effect of this stock split.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those assumptions and estimates are subject to constant revisions, and actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform with the current year presentation. These reclassifications have no impact on net income or shareholders' equity as previously reported.

3     AVAILABLE-FOR-SALE SECURITIES

The amortized cost and estimated market value of available-for-sale securities are as follows:

                                                            GROSS            GROSS        ESTIMATED
                                          AMORTIZED        UNREALIZED      UNREALIZED       MARKET
                                            COST             GAINS           LOSSES         VALUE

As of June 30, 1995:
     Municipal bonds                     $23,124,282         $77,075       $       --     $23,201,357

As of June 28, 1996:
     Municipal bonds                     $16,173,325         $38,810         $  6,695     $16,205,440
     U.S. Government securities            5,215,653              --           75,539       5,140,114
     Commercial paper                        490,132          36,350               --         526,482

                                         $21,879,110         $75,160          $82,234     $21,872,036



The amortized cost and estimated market value of available-for-sale securities by contractual maturity are as follows:

                                                JUNE 28, 1996                 JUNE 30, 1995

                                                          ESTIMATED                        ESTIMATED
                                          AMORTIZED         MARKET         AMORTIZED         MARKET
                                             COST           VALUE            COST            VALUE

Due in one year or less                  $12,723,287     $12,802,788     $11,524,203      $11,595,690
Due after one year through
     two years                             9,155,823       9,069,248      11,600,079       11,605,667
                                         $21,879,110     $21,872,036     $23,124,282      $23,201,357



4     SPIN-OFF OF ORPHAN MEDICAL, INC.

The Company spun off Orphan Medical, Inc. (OMI), a subsidiary of the Company, effective July 1, 1994. The spin-off was effected through a distribution of OMI stock to the Company's shareholders. The fiscal 1994 balance sheet of Chronimed Inc. was adjusted to reflect the transfer of certain assets and liabilities to OMI; taxes, accounting and legal fees to be paid by the Company; as well as a note payable of $5,000,000 paid to OMI as part of the spin-off.

   Unaudited pro forma results of operations of Chronimed Inc. for fiscal 1994 as if OMI had been spun off at the beginning of fiscal 1994 are as follows:

                                              1994

         Revenues                         $49,027,232
         Net income                         2,574,868
         Income per share                  $.23

5     NOTE RECEIVABLE

The Company has a $1,374,601 note receivable from Health Craft International, Inc. (HCI) at June 28, 1996. The note bears interest at a rate of 8%, payable monthly. Proceeds from the note are being used to fund development of a new product for diabetes patients. Principal payments on the note have been restructured to commence in September, 1996, and are payable in sixty equal monthly installments. The Company has the option of converting this note into a controlling equity interest in HCI. Alternatively, the Company has the option to acquire the assets of HCI by forgiving the note, paying a one-time fee, and agreeing to a revenue-based royalty schedule subject to a maximum dollar limit. As is always the case with product design and development efforts, there is a risk that the project will not be completed successfully. If the underlying HCI project is unsuccessful, the Company's note receivable may become uncollectible.


6     OPERATING LEASES

The Company leases its office space, distribution facilities and retail locations under operating lease agreements. The remaining lease terms range from one to four years as of June 28, 1996.

   Future minimum lease payments, including current real estate taxes and operating expenses, under the operating leases with lease terms in excess of one year at June 28, 1996, are approximately as follows:

                                     AMOUNT
     Fiscal year:
         1997                      $648,000
         1998                       112,000
         1999                        31,000
         2000                        11,000
                                   $802,000


Total rent expense was approximately $692,000, $566,000 and $457,000 during fiscal 1996, 1995 and 1994, respectively.


7     LONG-TERM DEBT AND CREDIT FACILITIES

The Company has short and long-term debt of $404,000 and $350,000, respectively, arising from its acquisition of British American Medical, Inc. in August, 1995. This debt will be converted to Chronimed stock at the average of the closing price of Chronimed stock on the last ten trading days prior to August 14, 1996 (for short-term debt) and August 14, 1997 (for long-term debt).

   The Company has a discretionary line of credit totalling $2,500,000. There is no balance outstanding under this line of credit at June 28, 1996.

8     INCOME TAXES

Income tax expense for fiscal 1996, 1995 and 1994 is classified as:

                                   JUNE 28,         JUNE 30,       JULY 1,
                                    1996             1995           1994

Current                          $2,474,200        $346,800       $582,900
Deferred                            367,300         128,200       (411,900)
                                 $2,841,500        $475,000       $171,000


The Company's income tax expense differs from the federal rate of 34%. The reconciliation of differences is:

                                                 JUNE 28,        JUNE 30,         JULY 1,
                                                   1996            1995            1994

Federal statutory rate                         $2,822,300        $706,500       $739,000
Change in valuation allowance                          --              --       (499,100)
Interest on municipal bonds                      (305,900)       (312,400)       (77,900)
State taxes, net of federal benefit               334,100          81,600         52,100
Alternative minimum tax credits                        --              --        (30,100)
Other, net                                         (9,000)           (700)       (13,000)
                                               $2,841,500        $475,000       $171,000


Components of deferred tax assets and liabilities are:

                                                          JUNE 28,          JUNE 30,
                                                            1996              1995

Deferred tax assets:
   Net operating loss carryforward                   $          --          $576,600
   Alternative minimum tax credit                          251,600                --
   Bad debt reserve                                        326,100           246,500
   Inventory reserve                                        27,400            13,600
   Other reserves                                          291,100           223,300
   Vacation accrual                                         90,300            63,500
Deferred tax liabilities:
   Depreciation                                           (318,700)         (210,200)
   Prepaid assets                                         (174,800)          (53,000)
Net deferred tax assets                                   $493,000          $860,300



As of June 30, 1995, the Company had a net operating loss carryforward for tax purposes of approximately $1,696,000 that gave rise to a deferred tax asset of $576,600, which was fully utilized in fiscal 1996. This net operating loss carryforward for tax purposes is principally the result of the exercise of non-qualified stock options during the year, resulting in a deduction for tax purposes.

9     STOCK OPTIONS

The Company has two employee Stock Option Plans that have reserved 1,912,500 shares of Common Stock for option grants. The options are granted with exercise prices equal to market value on the date of the grant. Twelve months after the grant date 20% of the options become exercisable with another 20% becoming exercisable after each succeeding twelve months. The options are cumulatively exercisable and expire seven years after the date of grant.

The Company also has a director performance Stock Option Plan that reserved 300,000 shares of Common Stock for option grants. The options are granted with exercise prices equal to market value on the date of the grant. The options become exercisable after seven years. Certain acceleration provisions apply if the stock price increases significantly prior to the end of seven years. Stock option activity is summarized as follows:

                                   SHARES
                                  RESERVED         OPTIONS OUTSTANDING
                                 FOR FUTURE                                      PRICE
                                   GRANTS          PLAN          OTHER         PER SHARE     EXERCISABLE

Balance July 1, 1994               215,960        803,291       871,000    $1.67  - $19.25   1,064,077
   Reserved for future grants    1,050,000             --            --
   Granted                        (827,500)       827,500        25,000     9.00  -  12.88
   Exercised                            --       (351,630)     (135,000)    1.67  -   9.33
   Cancelled                       108,832       (108,832)      (10,000)    4.00  -  19.25
Balance June 30, 1995              547,292      1,170,329       751,000    $2.67  - $12.88     868,200
   Granted                        (315,800)       315,800            --    12.25  -  21.88
   Exercised                            --       (152,902)     (362,500)    2.67  -  12.88
   Cancelled                        49,068        (49,068)           --     3.92  -  12.88
   Expired                          (3,750)                          --
Balance June 28, 1996              276,810      1,284,159       388,500    $2.67  - $21.88     672,762



10    WARRANTS

In conjunction with the Company's initial public offering, warrants were issued to the underwriters for 352,500 shares of Common Stock with an exercise price of $4.80, which was 20% above the initial offering price. During fiscal 1994, 75,000 of these warrants were exercised. The 277,500 warrants outstanding at June 28, 1996 will expire in fiscal 1997.


11    EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are required. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $50,488, $15,880 and $5,987 in fiscal years 1996, 1995 and 1994, respectively.

12    FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   CASH AND CASH EQUIVALENTS The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

   AVAILABLE-FOR-SALE SECURITIES The fair values for available-for-sale securities are based on quoted market prices.

   LONG AND SHORT-TERM DEBT The carrying amounts for the Company's long and short-term debt approximate their fair value.

The carrying amounts and fair values of the Company's financial instruments at June 28, 1996 are as follows:

                                                       CARRYING AMOUNT           FAIR VALUE
   Cash and cash equivalents                              $11,433,774         $11,433,774
   Available-for-sale securities
         Current                                           12,802,788          12,802,788
         Non-current                                        9,069,248           9,069,248
   Short-term debt                                            404,000             404,000
   Long-term debt                                             350,000             350,000



13    RELATED PARTY TRANSACTIONS

The Company had a $98,199 note receivable from the Society for Chronic Diseases, a not-for-profit organization established to provide medicines and medical information to uninsured people with a chronic disease. A member of the Company's Board of Directors and a former Vice President of the Company are officers of the Society. The note was written off in fiscal 1995.


14    SIGNIFICANT SUPPLIER

The Company provides immunosupressent drugs to patients who have had an organ transplant. Two of these drugs, Sandimmune(R) and Neoral(R), are manufactured by Sandoz, A.G. These two drugs accounted for 19% and 26% of the Company's total revenue in the fiscal years ended June 28, 1996 and June 30, 1995, respectively.

15    SUBSEQUENT EVENT

Effective July 1, 1996, the Company acquired the assets of StatScript Management Services, Inc. and its associated specialty pharmacies (StatScript). The all-cash purchase price was $10,250,000, plus a contingent payment of up to $2,250,000. StatScript provides pharmacy services to patients with HIV and AIDS. The Company has filed a preliminary Form 8-K with the Securities and Exchange Commission; the required financial statements will be filed in an amended Form 8-K on or before September 16, 1996. The Company's financial statements as of June 28, 1996, do not retroactively reflect StatScript financial statements. However, for fiscal year 1996, proforma revenue, net income, and income per share for the Company including StatScript for the full year would have been $103,367,000, $5,301,000, and $.40, respectively.

                         REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Chronimed Inc. as of June 28, 1996 and June 30, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chronimed Inc. at June 28, 1996 and June 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 28, 1996, in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP
Minneapolis, Minnesota
August 2, 1996






                    MARKET FOR THE REGISTRANT'S COMMON STOCK
                         AND RELATED SHAREHOLDER MATTERS


PRICE RANGE OF COMMON STOCK
The Company's Common Stock, $.01 par value per share, is traded in the over-the-counter market and quoted on the NASDAQ Stock Market under the symbol "CHMD". The following table sets forth the range of high and low transaction prices as reported by NASDAQ. The prices represented are between dealers and do not include retail mark-up, mark-down, or commission and do not necessarily represent actual transactions. This information reflects a three-for-two split of Common Stock effective as of February 21, 1994.

                                               1996                  1995                    1994
                                        HIGH        LOW       HIGH         LOW        HIGH         LOW

     First Quarter                    $17.38      $10.63    $13.75      $  8.75    $  9.00     $  4.92
     Second Quarter                    15.63       13.13     20.25        10.25      12.00        7.67
     Third Quarter                     23.25       13.25     20.25         9.88      21.50       10.92
     Fourth Quarter                    25.13       16.63     15.38        11.13      19.00        9.25



NUMBER OF SHAREHOLDERS OF RECORD
The number of shareholders of record of the Company's common stock as of September 6, 1996 was 402.

DIVIDENDS
The Company has never declared or paid cash dividends on its Common Stock. The Company does not anticipate paying any cash dividends in the foreseeable future.