Form 10-K405, Exhibit 13
period 1997-06-27
CHRONIMED INC
filed 1997-09-25
CIK 883813

CHRONIMED INC.

                                                                    EXHIBIT 13.1



               PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS



                             SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             YEAR ENDED
                             --------------------------------------------------------------------------
                              JUNE 27,     JUNE 28,     JUNE 30,     JULY 1,      JULY 2,     JUNE 30,
FINANCIAL RESULTS              1997         1996         1995         1994         1993         1992
                             ---------    ---------    ---------    ---------    ---------    ---------
Revenues                     $ 117,171    $  90,512    $  62,527    $  49,027    $  31,202    $  20,397

Operating income                 8,876        6,973        1,054        1,748          863          484
Interest income                    798        1,327        1,024          426          329          113
Interest expense                   -            -            -             (1)          (3)        (127)
Other income                     1,700          -            -            -            -            -
Income tax expense              (4,330)      (2,841)        (475)        (171)         (30)         (16)
                             ---------    ---------    ---------    ---------    ---------    ---------
Net income                   $   7,044    $   5,459    $   1,603    $   2,002    $   1,159    $     454
                             =========    =========    =========    =========    =========    =========

Net income per share         $     .56    $     .42    $     .13    $     .18    $     .12    $     .07
                             =========    =========    =========    =========    =========    =========

Weighted average number of
     shares outstanding         12,659       13,137       12,612       11,258        9,898        6,797


FINANCIAL POSITION

Working capital              $  33,821    $  40,261    $  31,124    $  26,905    $  13,727    $  14,037
Total assets                    65,291       68,226       52,394       53,196       18,462       16,802
Current liabilities             11,254       10,396        4,824       10,247        1,605        1,930
Long-term debt and capital
     lease obligations             -            350          -            -             79           12
Shareholders' equity            53,360       57,162       47,570       42,949       16,778       14,860


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The fiscal years referenced herein are as follows:   FISCAL YEAR     YEAR ENDED
                                                        1997       June 27, 1997
                                                        1996       June 28, 1996
                                                        1995       June 30, 1995


INCOME AND EXPENSE ITEMS AS A PERCENTAGE OF REVENUE


                                                              PERIOD-TO-PERIOD
                                                             PERCENTAGE CHANGES
                                                            --------------------
                                             FISCAL         1997 OVER  1996 OVER
                                      1997    1996    1995     1996      1995
                                      --------------------  ---------  ---------
Revenues
     Managed Care                     19.8%   16.1%   13.4%     59%       74%
     Proprietary Products             27.3    35.5    26.7       -        93
     Health Professional Referral/
         Patient Choice               52.9    48.4    59.9      42        17
                                     ---------------------
                 Total revenues      100.0   100.0   100.0      29        45

Cost of sales                         70.7    72.0    75.1      27        39
                                     ---------------------
Gross profit                          29.3    28.0    24.9      35        63
Operating expenses:
     Selling and marketing             5.8     7.0     8.9       8        15
     Research and development           .4      .5      .5       *         *
     General and administrative       15.5    12.8    13.8      56        34
                                     ---------------------
                                      21.7    20.3    23.2      39        27
                                     ---------------------
Income from operations                 7.6     7.7     1.7      27       562
Interest income                         .7     1.5     1.6     (40)       30
Other income                           1.4     --       --       *         *
Income tax expense                    (3.7)   (3.2)    (.7)     52       498
                                     ---------------------
Net income                             6.0%    6.0%    2.6%     29%      241%

*Not meaningful



RECAP OF 1997 RESULTS
Total revenues in 1997 were up 29% from the prior year to $117.2 million. Gross profit as a percentage of revenue increased to 29.3% in 1997 against 28.0% in 1996, with gross profit dollars increasing 35% over the prior year to $34.3 million. Much of the revenue and gross profit dollar increases are a result of the StatScript Pharmacy acquisition in July, 1996. Overall operating expenses increased $7.1 million or 39% against the prior year, and increased as a percentage of revenue from 20.3% in 1996 to 21.7% in 1997. Most of the dollar and percentage increase in operating expenses is due to increased general and administrative expenses, including the $1.4 million write off of the Company's Health Craft International (HCI) note receivable in the third quarter of 1997. The Company's income from operations increased to $8.9 million, 27% over the prior year operating income of $7.0 million. Interest income declined $529,000, or 40%, against the prior year interest income of $1.3 million, due primarily to the Company's repurchase of one million shares of Common Stock and its acquisition of StatScript Pharmacy during fiscal 1997. Other income reflects the Company's sale of its orphan drug distribution rights to Orphan Medical, Inc.
(OMI) for $1.7 million in June, 1997. Net income of $7.0 million or

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


$.56 per share compares favorably to 1996 net income of $5.5 million or $.42 per share. Inflation and changing prices had a minor impact on the Company's overall revenue growth and operating income for 1997 and 1996.


REVENUES
The Company's revenues are derived from three principal sources: Managed Care--revenues from customers who are part of a managed care network serviced by the Company, consisting of the self-injectables program and the diabetes program contract business; Proprietary Products--revenues generated mainly from proprietary products, primarily the blood glucose reagent testing strips and publishing; and Health Professional Referral/ Patient Choice--revenues from referrals from healthcare providers or patients who choose to purchase from the Company, primarily Specialty Pharmacy (organ transplant), Home Service Medical (direct mail diabetes products), and starting July 1996, StatScript Pharmacy (HIV/AIDS pharmacy).

1997 VERSUS 1996 Total revenues increased to $117.2 million from $90.5 million, up 29% year to year. By revenue category, 1997 compares to 1996 as follows:

                          1997      1996   CHANGE
                          ----      ----   ------
Managed Care              $23.2     $14.6    59%
Proprietary Products       32.0      32.1    --
Patient Choice             62.0      43.8    42%
                         ----------------
Total                    $117.2     $90.5    29%

The $8.6 million of Managed Care revenue growth was driven by the self-injectables program, which grew $8.2 million, or 112%, over the prior year. This growth was generated by continued patient acquisition in the self-injectables programs within Prudential and Aetna/U.S. Healthcare. Proprietary Products revenue is flat year to year due primarily to a key supplier's hold on the production of the Quick Check blood glucose reagent strip as of December, 1996. This hold, which is now a permanent discontinuance of production, negatively impacted 1997 revenue by over $8 million. There was no negative comparable impact in fiscal 1996. For Patient Choice, revenue grew $18.2 million on the strength of the StatScript Pharmacy acquisition in July, 1996. StatScript delivered $19.8 million in revenue in 1997 while increasing its number of stores from 9 to 15 as of fiscal year end. Revenue in the Specialty Pharmacy segment of Patient Choice declined $2.3 million, or 7%, as the Company elected to eliminate lower-margin business.

1996 VERSUS 1995 Total revenues increased to $90.5 million from $62.5 million, up 45% year to year. By revenue category, 1996 compares to 1995 as follows:

                         1996      1995    CHANGE
                         ----      ----    ------
Managed Care            $14.6       $8.4    74%
Proprietary Products     32.1       16.7    93%
Patient Choice           43.8       37.4    17%
                        ----------------
Total                   $90.5      $62.5    45%

Managed Care growth is a result of higher volumes in the self-injectables program, which grew from $1.4 million in 1995 to $7.3 million in 1996. Growth in Proprietary Products is from the sale of blood glucose testing reagent strips that the Company markets under exclusive distribution agreements. The 1995 revenue for Proprietary Products was negatively impacted by approximately $4.0 million due to a production hold by the Quick Check blood glucose reagent strip supplier. Revenues from Patient Choice increased due to strong sales to organ transplant patients through the Specialty Pharmacy business. Also, the direct mail diabetes products business--Home Service Medical--grew $540,000, or 8%, in 1996.


COST OF SALES AND GROSS PROFITS
1997 VERSUS 1996 Total gross profit increased from $25.4 million in 1996 to $34.3 million in 1997, with gross profit percentage improving from 28.0% to 29.3%. The gross profit percentage improvement is primarily a result of increased sales in the Proprietary Products business through the proprietary diabetes products segment; specifically, the Company has replaced much of the Quick

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Check product shortfall with sales of the Supreme and other related higher-margin diabetes products. Improvements in the self-injectables program and in Home Service Medical have also contributed to the increase in gross profit percentage. The StatScript Pharmacy segment of Proprietary Products has added more than half of the gross profit dollar increase.

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


SELLING AND MARKETING EXPENSES
1997 VERSUS 1996 Selling and marketing expenses increased 8% or $504,000 in 1997 over the prior year, and declined as a percentage of revenue from 7.0% to 5.8%. The Company increased its investment in the self-injectables program by $370,000, while closely managing expenses in the proprietary diabetes products segment as a result of the production hold on Quick Check. The Company intends to increase its selling and marketing efforts in diabetes products in 1998 as it rolls out new products and expands distribution.

1996 VERSUS 1995 Selling and marketing expenses increased 15% in 1996 over the prior year, but declined as a percentage of revenue from 8.9% to 7.0%. The two most significant growth areas are the Managed Care self-injectables program and the Proprietary Product reagent strip business. In the self-injectables program, the Company invested significantly in selling and marketing expenses to grow the program beyond the pilot phase startup in 1995. In the reagent strip business, the Company incurred expense growth in achieving the year to year revenue growth of 108%. On the expense reduction side, the Company received a large expense credit from a major supplier to help defray expenses incurred in converting patients to a new drug in the Specialty Pharmacy line of the Patient Choice business.


GENERAL AND ADMINISTRATIVE EXPENSES
1997 VERSUS 1996 General and administrative expenses (G&A), including the provision for uncollectable accounts, increased $6.5 million or 56% in 1997 over the prior year. G&A increased as a percentage of revenue from 12.8% to 15.5%. G&A expenses for 1997 include a $1.4 million write off of the HCI note receivable in the third quarter; excluding this write off, G&A as a percentage of revenue was 14.3% for 1997. The increases in G&A reflect continuing investments in management, information systems, and facilities to support the Company's rapid growth. Also, the StatScript acquisition added almost $800,000 in goodwill amortization in 1997, all of it being recorded as G&A expense.

1996 VERSUS 1995 G&A expenses, including the provision for uncollectable accounts, increased $2.9 million or 34% in 1996 over the prior year, but declined as a percentage of revenue from 13.9% to 12.8%. The increase of $2.9 million in G&A spending is a result of increased customer service and fulfillment costs related to increases in revenue, along with investments in systems and people to support the rapid business growth. The decline in G&A expense as a percentage of revenue is due to the benefits obtained from reengineering a number of key processes and the leveraging impact of revenue growth on fixed costs.


INTEREST INCOME
ALL YEARS Interest income in 1997, 1996 and 1995 was generated primarily from the proceeds of the Company's sale of common stock in 1994, coupled with the Company's positive operating cash flow. The increase in interest income in 1996 and 1995 is due to increases in average investable funds

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


and average yield. The decrease in interest income in 1997 is due primarily to the Company's repurchase of one million shares of Common Stock and its acquisition of StatScript Pharmacy during fiscal 1997.


OTHER INCOME
ALL YEARS In June 1997, Chronimed sold its exclusive rights to market and distribute certain Orphan Medical, Inc. products back to Orphan Medical for cash, royalties, and Orphan Medical common stock. Chronimed estimates the net present value of these payments to be $1.7 million, and as such has recorded $1.7 million as Other Income in its 1997 financial statements.


INCOME TAXES
The Company's income tax rate increased to approximately 38% in 1997 as the amount of municipal bond interest income dropped significantly with respect to income from operations. The Company expects its 1998 income tax rate to increase to approximately 39% (Federal statutory at 34%, state at 5%) as a result of further decreases in municipal bond interest income. The Company's income tax rate was approximately 34% in 1996 due to favorable tax treatment on municipal bond interest income, which was high in proportion to income from operations.


LIQUIDITY AND CAPITAL RESOURCES
As of June 27, 1997, the Company had $33.8 million of working capital. During 1997, the Company generated $8.5 million of cash from operating activities. The average days sales outstanding (DSO) of the Company's accounts receivable improved from 67 days at June 28, 1996 to 58 days at June 27, 1997. The decrease reflects improved collection efforts, growth in revenue from payors which are billed electronically, and increased sales to large institutions which pay claims in a more timely manner. Cash was used primarily for the repurchase of Common Stock ($14.5 million) and the acquisition of Statscript Pharmacy
($9.2 million). For the stock repurchase, the Company reduced retained earnings by $10.5 million to reflect the proper accounting treatment of shareholders' equity. Cash was provided from the exercise of stock options ($1.3 million) and the net sale of available-for-sale securities ($11.6 million).

         As of June 27, 1997, the Company had no long-term debt and shareholders' equity of $53.4 million. The Company has a discretionary line of credit totaling $15.0 million, with no balance outstanding as of June 27, 1997, plus $15.3 million of cash and available-for-sale securities. In connection with the StatScript acquisition, the Company will make a final revenue earnout payment of $2.25 million on September 30, 1997. The Company believes that available-for-sale securities, line of credit, and cash generated by operations will allow it to meet foreseeable cash requirements and provide the flexibility to fund future growth.

         The Company has no material commitments for capital expenditures for fiscal 1998.


OUTLOOK
Information contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," other than historical information, should be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such information reflects management's current views of future events and financial performance that involve a number of risks and uncertainties that could cause actual results to differ materially. The cautionary statements filed by the Company as Exhibit 99 to a filing made with the SEC on Form 10-K for the fiscal year ended June 27, 1997, are incorporated herein by reference. Investors are specifically referred to such cautionary statements for discussion of factors which could affect the Company's operations and forward-looking statements contained herein.

                         CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)

ASSETS                                                            JUNE 27,    JUNE 28,
                                                                    1997       1996
                                                                  --------    --------
Current assets:
     Cash and cash equivalents                                    $  5,038    $ 11,434
     Available-for-sale securities                                  10,274      12,803
     Accounts receivable (net of allowance of $1,120 and
         $860 at June 27, 1997 and June 28, 1996, respectively)     20,372      19,843
     Income taxes receivable                                           294          49
     Inventory                                                       7,858       5,476
     Other current assets                                              274         560
     Deferred taxes                                                    965         811
                                                                  --------    --------
Total current assets                                                45,075      50,975

Notes receivable                                                       -         1,375
Available-for-sale securities                                          -         9,069

Property and equipment:
     Property and equipment                                         12,916       8,542
     Allowance for depreciation                                     (5,466)     (3,097)
                                                                  --------    --------
                                                                     7,450       5,445

Intangible assets, net                                              11,639       1,329

Other assets, net                                                    1,127          33
                                                                  --------    --------
Total assets                                                      $ 65,291    $ 68,226
                                                                  ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                             $  3,149    $  5,054
     Accounts payable-acquisition                                    2,250         -
     Accrued expenses                                                5,505       4,367
     Income taxes payable                                              -           571
     Short-term debt                                                   350         404
                                                                  --------    --------
Total current liabilities                                           11,254      10,396

Long-term debt                                                         -           350

Deferred taxes                                                         677         318

Shareholders' equity:
     Preferred Stock                                                   -           -
     Common Stock, issued and outstanding shares -
              11,878 and 12,454 respectively                           118         124
     Additional paid-in capital                                     49,838      49,569
     Retained earnings                                               3,408       7,476
                                                                  --------    --------
                                                                    53,364      57,169

     Unrealized (loss) on available-for-sale securities                 (4)         (7)
                                                                  --------    --------
Total shareholders' equity                                          53,360      57,162
                                                                  --------    --------
Total liabilities and shareholders' equity                        $ 65,291    $ 68,226
                                                                  ========    ========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED
                                            -----------------------------------
                                             JUNE 27,     JUNE 28,     JUNE 30,
                                              1997         1996         1995
                                            ---------    ---------    ---------
Revenues                                    $ 117,171    $  90,512    $  62,527
Cost of sales                                  82,829       65,153       46,981
                                            ---------    ---------    ---------
Gross profit                                   34,342       25,359       15,546

Operating expenses:
     Selling and marketing                      6,852        6,348        5,535
     Research and development                     505          437          293
     General and administrative                16,236       10,501        7,661
     Provision for uncollectable accounts       1,873        1,100        1,003
                                            ---------    ---------    ---------
Total operating expenses                       25,466       18,386       14,492
                                            ---------    ---------    ---------

Income from operations                          8,876        6,973        1,054
Interest income                                   798        1,327        1,024
Other income                                    1,700         --           --
                                            ---------    ---------    ---------
Income before income taxes                     11,374        8,300        2,078
Income tax expense                             (4,330)      (2,841)        (475)
                                            ---------    ---------    ---------
Net income                                  $   7,044    $   5,459    $   1,603
                                            =========    =========    =========


Net income per share                        $     .56    $     .42    $     .13
                                            =========    =========    =========

Weighted average shares outstanding            12,659       13,137       12,612
                                            =========    =========    =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             CONSOLIDATED STATEMENTS
                                  OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED
                                                        --------------------------------
                                                        JUNE 27,    JUNE 28,    JUNE 30,
                                                          1997        1996        1995
                                                        --------    --------    --------
OPERATING ACTIVITIES
Net income                                              $  7,044    $  5,459    $  1,603
Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
         Depreciation and amortization                     3,544       1,812         820
         Deferred income taxes                               205         367        (448)
         Income tax benefit of stock option plans          1,920       1,773       1,268
         Write off of HCI note                             1,391         -           -
         Gain on sale of OMI rights                       (1,700)        -           -
         Changes in operating assets and liabilities:
              Accounts and notes receivable                 (144)     (4,825)     (2,073)
              Income taxes receivable                       (245)      1,349      (1,399)
              Inventory                                   (2,382)       (612)     (1,210)
              Accounts payable                            (1,906)      1,220        (181)
              Accrued expenses                             1,138       2,722        (160)
              Income taxes payable                          (571)        571         -
              Other assets                                   243        (246)        (10)
                                                        --------    --------    --------
Net cash provided by (used in) operating activities        8,537       9,590      (1,790)

INVESTING ACTIVITIES
Acquisitions, net of cash purchased                       (9,234)        (84)        -
Proceeds from sale of OMI rights                             250         -           -
Purchases of property and equipment                       (4,373)     (3,415)     (2,824)
Purchase of available-for-sale securities                 (9,085)    (16,634)    (21,395)
Sale and maturities of available-for-sale securities      20,682      17,879      25,410
                                                        --------    --------    --------
Net cash (used in) provided by investing activities       (1,760)     (2,254)      1,191

FINANCING ACTIVITIES
Repurchase of Common Stock                               (14,452)        -           -
Net proceeds from sale of Common Stock                     1,279       1,895       1,624
Principal payments on notes payable and capital
     lease obligations                                       -           -        (5,082)
                                                        --------    --------    --------
Net cash (used in) provided by financing activities      (13,173)      1,895      (3,458)
                                                        --------    --------    --------
(Decrease) increase in cash and cash equivalents          (6,396)      9,231      (4,057)
Cash and cash equivalents at beginning of period          11,434       2,203       6,260
                                                        --------    --------    --------
Cash and cash equivalents at end of period              $  5,038    $ 11,434    $  2,203
                                                        ========    ========    ========


SUPPLEMENTAL DISCLOSURES:

* Income taxes paid in fiscal 1997, 1996 and 1995 were $1,918, $164, and $1,425, respectively.

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

* The Company acquired the stock of British American Medical in August, 1995. The Company purchased $146 of cash, $361 of accounts receivable, $352 of inventory, $24 of other assets, $25 of fixed assets and $850 of intangible assets, and assumed accounts payable and accrued expenses of $654. The acquisition was financed by the issuance of 42,716 shares of Chronimed stock and $554 of debt to be converted to stock. In August, 1996, the Company converted $404 of this debt by issuing 25,349 shares of Common Stock to British American Medical.

* The Company has accrued $2,250 for the final earnout payment from the StatScript Pharmacy acquisition, to be paid September 30, 1997.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       CONSOLIDATED STATEMENTS OF CHANGES
                           IN SHAREHOLDERS' EQUITY
                                (IN THOUSANDS)

                                                                             UNREALIZED
                                                                            GAIN (LOSS) ON
                                                      ADDITIONAL             INVESTMENTS
                                   COMMON STOCK        PAID-IN     RETAINED   AVAILABLE-
                                SHARES      AMOUNT     CAPITAL     EARNINGS    FOR-SALE     TOTAL
                               --------    --------    --------    --------    --------    --------
Balance July 1, 1994             11,422    $    114    $ 42,471    $    413    $    (49)   $ 42,949
     Exercise of
         stock options              481           5       1,618        --          --         1,623
     Tax benefit of stock
         option exercises          --          --         1,268        --          --         1,268
     Unrealized gain
         on available-
         for-sale securities       --          --          --          --           126         126
     Net income                    --          --          --         1,603        --         1,603
                               --------    --------    --------    --------    --------    --------
Balance June 30, 1995            11,903         119      45,357       2,016          77      47,569
     Common stock
         issued for
         acquisition                 43        --           549        --          --           549
     Exercise of
         stock options              508           5       1,890        --          --         1,895
     Tax benefit of stock
         option exercises          --          --         1,773        --          --         1,773
     Unrealized loss
         on available-
         for-sale securities       --          --          --          --           (84)        (84)
     Net income                    --          --          --         5,460        --         5,460
                               --------    --------    --------    --------    --------    --------
Balance June 28, 1996            12,454         124      49,569       7,476          (7)     57,162
                               --------    --------    --------    --------    --------    --------
     Stock repurchase            (1,000)        (10)     (3,980)    (10,462)       --       (14,452)
     Common stock issued
         for acquisition             25        --           404        --          --           404
     Exercise of
         stock options              263           3       1,276        --          --         1,279
     Exercise of warrants           136           1         649        (650)       --          --
     Tax benefit of stock
         option exercises          --          --         1,920        --          --         1,920
     Unrealized gain on
         available-for-sale
         securities                --          --          --          --             3           3
     Net income                    --          --          --         7,044        --         7,044
                               --------    --------    --------    --------    --------    --------
Balance June 27, 1997            11,878    $    118    $ 49,838    $  3,408    $     (4)   $ 53,360
                               ========    ========    ========    ========    ========    ========



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

The fiscal years referenced herein are as follows:  FISCAL YEAR     YEAR ENDED
                                                       1997        June 27, 1997
                                                       1996        June 28, 1996
                                                       1995        June 30, 1995


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Chronimed Inc. is a healthcare company specializing in the unique needs of patients with chronic diseases. Chronimed develops, markets, and distributes pharmaceuticals, general medical products, and patient education materials directly to the individual and to the patients of managed care and case management companies nationwide, along with institutions that serve these patients.

FISCAL YEAR
The Company uses a four-week, four-week, five-week (4-4-5) quarterly accounting cycle with the fiscal year ending on the Friday closest to June 30.

CONSOLIDATION POLICY
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Home Direct Medical Services, Inc., which was incorporated in fiscal 1993, British American Medical, Inc., which was acquired in a stock purchase in fiscal 1996, and Chronimed Holdings Inc., (the StatScript Pharmacy) which was acquired July, 1996.

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

STOCK-BASED COMPENSATION
In October, 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. The statement requires adoption of the new standard or footnote disclosure for all transactions entered into during the fiscal years ended June 27, 1997 and June 28, 1996. As permitted by the statement, the Company has elected to continue to account for stock options and awards to employees under the provisions of Accounting Principles Board (APB) Opinion No. 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Disclosure of the impact of SFAS No. 123, as if adopted, can be found in Note 8 to the Consolidated Financial Statements.

CASH EQUIVALENTS
The Company considers all investments with a maturity of 90 days or less when purchased to be cash equivalents.

INVESTMENTS
The Company's investment policy is to invest idle and excess funds in high grade, fixed income securities with maturities generally of no more than two years. The major objective of investment activities is to protect capital value.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

INVESTMENTS (CONTINUED)
Investments consist of debt securities with a remaining maturity of more than 90 days at the date of purchase. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as "available-for-sale" as of June 27, 1997 and June 28, 1996. The Company considers the net unrealized loss on these investments of $4 and $7 at June 27, 1997 and June 28, 1996, respectively, to be temporary, and as such has recorded it through shareholders' equity.

ACCOUNTS RECEIVABLE ALLOWANCE
The Company determines an allowance amount based upon an analysis of the collectibility of specific accounts and the aging of the accounts receivable.

INVENTORIES
Inventories consist primarily of goods held for resale, and are carried at the lower of cost or market determined under the average cost method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation on additions to property and equipment is computed using the straight-line method. Depreciation occurs over estimated useful lives of one to seven years. Depreciation expense was $2,369, $1,468, and $709 in fiscal 1997, 1996, and 1995, respectively.

INTANGIBLE ASSETS
Intangible assets are amortized on a straight-line basis; goodwill is amortized over five to twenty years and customer lists and technology rights are amortized over two to five years. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance. Amortization expense was $1,175, $344, and $111 in fiscal 1997, 1996, and 1995, respectively. Accumulated amortization was $1,865 and $698 as of fiscal year end 1997 and 1996, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company has adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets, which requires losses on impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The adoption had no impact on the financial statements.

INCOME TAXES
The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and the tax basis of assets and liabilities.

PER SHARE DATA
Net income per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Common stock equivalents consist of options and warrants outstanding to purchase shares of the Company's Common Stock.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which is required to be adopted by the Company on April 25, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact, compared to primary earnings per share now reported, is not expected to be material.

SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Compliance with SFAS No. 131 is not required for the Company until fiscal 1999. The Company has not yet determined the impact of the new standard on its financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(2) ACQUISITIONS

On July 1, 1997, the Company acquired the assets of StatScript Management Services, Inc. and its associated specialty pharmacies (StatScript). The initial all-cash purchase price was $10.25 million, with a potential $2.25 million earnout based on revenue performance through fiscal 1997. The full $2.25 million has been earned, and will be paid September 30, 1997. The StatScript acquisition was accounted for as a purchase and, accordingly, operating results of this business subsequent to the date of acquisition were included in the Company's consolidated financial statements. The excess of purchase price over the book value of the assets acquired is $11.5 million, and has been assigned to goodwill. The goodwill is being amortized over 12 years. For fiscal year 1996, proforma revenue, net income, and income per share for the Company including StatScript for the full year would have been $103,367, $5,244, and $.40, respectively.


(3) AVAILABLE-FOR-SALE SECURITIES

The amortized cost and estimated market value of available-for-sale securities are as follows:

                                                 GROSS       GROSS     ESTIMATED
                                    AMORTIZED  UNREALIZED  UNREALIZED   MARKET
                                      COST       GAINS       LOSSES      VALUE
                                     -------     ------      ------     -------
As of June 28, 1996:
     Municipal bonds                 $16,173     $   39      $    7     $16,205
     U.S. Government securities        5,216         --          75       5,140
     Commercial paper                    490         36          --         527
                                     -------     ------      ------     -------
                                     $21,879     $   75      $   82     $21,872
                                     =======     ======      ======     =======

As of June 27, 1997:
     Municipal bonds                 $   818     $   --      $   --     $   818
     U.S. Government securities        9,460         23          27       9,456
                                     -------     ------      ------     -------
                                     $10,278     $   23      $   27     $10,274
                                     =======     ======      ======     =======


The amortized cost and estimated market value of available-for-sale securities by contractual maturity are as follows:

                                        1997                    1996
                                 -------------------     -------------------
                                            ESTIMATED               ESTIMATED
                                AMORTIZED    MARKET     AMORTIZED    MARKET
                                  COST        VALUE        COST       VALUE
                                 -------     -------     -------     -------
Due in one year or less          $10,278     $10,274     $12,723     $12,803
Due after one year through
     two years                        --          --       9,156       9,069
                                 -------     -------     -------     -------
                                 $10,278     $10,274     $21,879     $21,872
                                 =======     =======     =======     =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


(4) NOTE RECEIVABLE

The Company had a $1,375 note receivable from Health Craft International, Inc.
(HCI) at June 28, 1996, the proceeds from which were being used to fund development of a new product for diabetes. In March, 1997, the Company wrote off the note totalling $1,391 to general and administrative expenses, concluding that the note was not likely to be collectible given the yet-to-be-solved technical challenges facing the underlying project and the financial status of HCI.


(5) OPERATING LEASES AND RENT EXPENSE

The Company leases its office space, distribution facilities, and retail locations under operating lease agreements. The remaining lease terms range from one to five years as of June 27, 1997.

         Future minimum lease payments, including current real estate taxes and operating expenses, under the operating leases with lease terms in excess of one year at June 27, 1997, are approximately as follows:

                                AMOUNT
       Fiscal year:            --------
           1998                 $1,037
           1999                    758
           2000                    502
           2001                    445
           2002                    411
                                ------
                                $3,153
                                ======


Total rent expense was $1,041, $692, and $566 during fiscal 1997, 1996, and 1995, respectively.


(6) LONG-TERM DEBT AND CREDIT ARRANGEMENTS

The Company incurred short and long-term debt arising from its acquisition of British American Medical, Inc. in August, 1995. The $350 of short-term debt as of June 27, 1997 has been converted to 42,553 shares of Common Stock as of August 14, 1997 pursuant to an agreement with British American Medical, Inc. Similarly, the $404 of short-term debt as of June 28, 1996 was converted to 25,349 shares of Common Stock on August 14, 1996.

         The Company has a discretionary line of credit totalling $15 million. There is no balance outstanding under this line of credit at June 27, 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(7) INCOME TAXES

Income tax expense for fiscal 1997, 1996 and 1995 is classified as:

                                1997            1996           1995
                               ------          ------         ------
Current                        $4,125          $2,474         $  347
Deferred                          205             367            128
                               ------          ------         ------
                               $4,330          $2,841         $  475
                               ======          ======         ======


The Company's income tax expense differs from the federal rate of 34%. The reconciliation of differences is:

                                        1997            1996           1995
                                       ------          ------         ------
Federal statutory rate                 $3,867          $2,822         $  707
Interest on municipal bonds               (36)           (306)          (312)
State taxes, net of federal benefit       376             334             80
Goodwill amortization                      76               4             --
Other, net                                 47             (13)            --
                                       ------          ------         ------
                                       $4,330          $2,841         $  475
                                       ======          ======         ======


Components of deferred tax assets and liabilities are:

                                                  1997              1996
                                                 ------            ------
Deferred tax assets:
   Alternative minimum tax credit                $   --            $  252
   Bad debt reserve                                 425               326
   Inventory reserve                                 38                27
   Other reserves                                   461               291
   Vacation accrual                                 124                90
   Goodwill amortization                             58                 -
                                                 ------            ------
Deferred tax liabilities:
   Depreciation                                    (184)             (318)
   Prepaid assets                                   (83)             (175)
   OMI rights sale                                 (551)               --
                                                 ------            ------
Net deferred tax assets                          $  288            $  493
                                                 ======            ======


As of June 30, 1995, the Company had a net operating loss carryforward for tax purposes of approximately $1,697 that gave rise to a deferred tax asset of $577, which was fully utilized in fiscal 1996. This net operating loss carryforward for tax purposes is principally the result of the exercise of non-qualified stock options during the year, resulting in a deduction for tax purposes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


(8) SHAREHOLDERS' EQUITY

The Company has 5,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 20,000,000 shares of $.01 par value Common Stock are authorized. There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans and its empoyee stock purchase plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for fiscal years 1997 and 1996:
                                                   1997             1996
                                                  ------           ------
Net income--as reported                           $7,044           $5,459
Net income--pro forma                              6,342            5,044
Earnings per share--as reported                   $  .56           $  .42
Earnings per share--pro forma                        .50              .38

SFAS No. 123 is applicable only to options granted after June 30, 1995; as a result, the pro forma effect on net income for fiscal 1996 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to June 30, 1995.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield                                            0.0%
Expected stock price volatility                                     69%
Risk-free interest rate                                           6.00%
Expected life of options                                        5 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. Using the foregoing assumptions, the weighted-average fair value of the options granted during the fiscal years 1997 and 1996 were $6.53 and $8.53, respectively.

The Company has three employee Stock Options Plans (1986, 1994, and 1997). Options to purchase Common Stock of the Company are granted to employees at 100% of fair market value on the date of grant and are generally exercisable at 20% of the total grant at the end of each year. The options are cumulatively exercisable and expire seven years after the date of grant.

The Company also has a director performance Stock Option Plan that reserved 300,000 shares of Common Stock for option grants. The options are granted with exercise prices equal to market value on the date of the grant. The options become exercisable after seven years. Certain acceleration provisions apply if the stock price increases significantly prior to the end of seven years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


Stock option activity is summarized as follows:

                                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                        SHARES                      WEIGHTED                   WEIGHTED
                                      AVAILABLE                      AVERAGE                    AVERAGE
                                         FOR          NUMBER          PRICE       NUMBER         PRICE
                                        GRANT        OF SHARES      PER SHARE    OF SHARES     PER SHARE
                                      ------------------------------------------------------------------
Balance July 1, 1994                    215,960      1,674,291        $4.61      1,064,077       $3.77
   Reserved for future grants         1,050,000             --                          --
   Granted                             (827,500)       852,500        11.71
   Exercised                                 --       (486,630)        3.51
   Cancelled                            108,832       (118,832)        6.74
                                       --------        -------
Balance June 30, 1995                   547,292      1,921,329         7.85        868,200        4.47
   Granted                             (315,800)       315,800        13.20
   Exercised                                 --       (515,402)        3.80
   Cancelled                             49,068        (49,068)        9.51
   Expired                               (3,750)            --           --
                                       --------        -------
Balance June 28, 1996                   276,810      1,672,659        10.11        672,762        7.87
   Reserved for future grants         1,000,000             --
   Granted                             (949,075)       949,075        10.59
   Exercised                                 --       (268,398)        5.43
   Cancelled                            292,180       (292,180)       12.64
   Expired                             (140,310)            --
                                       --------        -------
Balance June 27, 1997                   479,605      2,061,156        10.59        678,282        9.78
                                        =======      =========        =====        =======        ====


The following table summarizes information about the stock options outstanding at June 27, 1997:

                                  OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                           ----------------------------------   ----------------------
                                        WEIGHTED
                                         AVERAGE    WEIGHTED                 WEIGHTED
                                        REMAINING    AVERAGE                  AVERAGE
                            NUMBER     CONTRACTUAL    PRICE      NUMBER        PRICE
RANGE OF EXERCISE PRICES   OF SHARES      LIFE      PER SHARE   OF SHARES    PER SHARE
------------------------   ---------      ----      ---------   ---------    ---------
$2.67-$9.88                  993,225      5.7 yrs    $  7.36     305,661      $ 6.71
$10.13-$21.88              1,067,931      4.9          13.58     372,621       12.30
                           ---------                             -------
$2.67-$21.88               2,061,156      5.3 yrs     $10.59     678,282      $ 9.78



(9) WARRANTS

In conjunction with the Company's initial public offering, warrants were issued to the underwriters for 352,500 shares of Common Stock with an exercise price of $4.80, which was 20% above the initial offering price. During fiscal 1994, 75,000 of these warrants were exercised. The remaining 277,500 warrants were exercised in April, 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


(10) EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are required. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $130, $50, and $16 in fiscal years 1997, 1996 and 1995, respectively.

The Company has an Employee Stock Purchase Plan. There were 259,275 shares available for purchase under the Plan at June 27, 1997.


(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosure of Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

AVAILABLE-FOR-SALE SECURITIES The fair values for available-for-sale securities are based on quoted market prices.

SHORT-TERM DEBT The carrying amount for the Company's short-term debt approximates its fair value.

The carrying amounts and fair values of the Company's financial instruments at June 27, 1997 are as follows:

                                               CARRYING AMOUNT      FAIR VALUE
   Cash and cash equivalents                        $ 5,038          $ 5,038
   Available-for-sale securities--Current            10,274           10,274
   Short-term debt                                      350              350


(12) RELATED PARTY TRANSACTIONS

On April 9, 1997, the Company entered into a guarantee of indebtedness of Mr. Maurice R. Taylor, II, Chronimed's Chairman and Chief Executive Officer. Such indebtedness permitted Mr. Taylor to continue to hold large amounts of Company stock. There was $355 of indebtedness under the guarantee on June 27, 1997.

On June 27, 1997, the Company entered into an agreement to sell its exclusive rights to market and distribute certain Orphan Medical, Inc. products back to Orphan Medical for cash, royalties, and Orphan Medical stock totalling $2.5 million. The Company has estimated the net present value of these payments to be $1.7 million, and as such has recorded $1.7 million as Other Income in its 1997 financial statements. The receivable balance outstanding as of June 27, 1997 totals $1.45 million, of which $385 is classified as Accounts Receivable and the remaining $1.065 million as Other Assets. Orphan Medical, Inc. was created in July 1994 as a spin-off from Chronimed Inc.


(13) SIGNIFICANT SUPPLIER

The Company provides immunosuppressant drugs to patients who have had an organ transplant. Two of these drugs, Sandimmune(R) and Neoral(R), are manufactured by Novartis Pharmaceuticals Corporation. These two drugs accounted for 13%, 19%, and 26% of the Company's total revenue in the fiscal years ended June 27, 1997, June 28, 1996, and June 30, 1995, respectively.

                        REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Chronimed Inc. as of June 27, 1997 and June 28, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chronimed Inc. at June 27, 1997 and June 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 1997, in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
July 30, 1997




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

                               1997              1996            1995
                         ---------------   --------------   ---------------
                          HIGH     LOW      HIGH     LOW     HIGH     LOW
                         ------   ------   ------  ------   ------  -------
     First Quarter       $20.88   $11.25   $17.38  $10.63   $13.75  $  8.75
     Second Quarter       16.63    12.88    15.63   13.13    20.25    10.25
     Third Quarter        15.38     7.00    23.25   13.25    20.25     9.88
     Fourth Quarter       11.00     6.88    25.13   16.63    15.38    11.13

NUMBER OF SHAREHOLDERS OF RECORD
The number of shareholders of record of the Company's Common Stock as of July 21, 1997 is 474. The approximate number of beneficial owners of the Company's Common Stock is 7,700 as of the same date.

DIVIDENDS
The Company has never declared or paid cash dividends on its Common Stock. The Company does not anticipate paying any cash dividends in the foreseeable future.

                               BOARD OF DIRECTORS

                                     [PHOTO]
                               Board of Directors:
                                 (left to right)
                (top) John Howell Bullion, Charles V. Owens, Jr.,
                              Henry F. Blissenbach,
                                   Pharm. D.,
                                    (bottom)
                           Donnell D. Etzwiler, M.D.,
                             Maurice R. Taylor, II,
                          and Lawrence C. Weaver, Ph.D.


                               BOARD OF DIRECTORS

                              MAURICE R. TAYLOR, II
                            Chairman of the Board and
                             Chief Executive Officer

                              HENRY F. BLISSENBACH,
                                    PHARM. D.
                                  President and
                             Chief Operating Officer

                               JOHN HOWELL BULLION
                             Chief Executive Officer
                              Orphan Medical, Inc.

                            DONNELL D. ETZWILER, M.D.
                                  President and
                              Chief Medical Officer
                          International Diabetes Center

                         CHARLES V. OWENS, JR., RETIRED
           Former Executive Vice President of International Operations
                            Miles Laboratories, Inc.

                            LAWRENCE C. WEAVER, PH.D.
                                  Dean Emeritus
                              College of Pharmacy,
                             University of Minnesota


                                BOARD COMMITTEES

                             COMPENSATION COMMITTEE
                          Charles V. Owens, Jr., Chair
                               Donnell D. Etzwiler
                               Lawrence C. Weaver

                                 AUDIT COMMITTEE
                           John Howell Bullion, Chair
                              Charles V. Owens, Jr.
                               Lawrence C. Weaver




                               CORPORATE OFFICERS

                                     [PHOTO]
                               Corporate Officers:
                                 (left to right)
                              (top) Steven A. Crees
                                Patrick L. Taffe
                                Perry L. Anderson
                                 Norman A. Cocke
                                    (bottom)
                              Henry F. Blissenbach,
                                 Pharm. D., and
                              Maurice R. Taylor, II


                              MAURICE R. TAYLOR, II
                            Chairman of the Board and
                             Chief Executive Officer

                              HENRY F. BLISSENBACH,
                                    PHARM. D.
                                  President and
                             Chief Operating Officer

                                PERRY L. ANDERSON
                                 Vice President
                               StatScript Pharmacy

                                 NORMAN A. COCKE
                             Senior Vice President,
                             Chief Financial Officer
                                  and Secretary

                                 STEVEN A. CREES
                              Senior Vice President
                            General Medical Products

                                PATRICK L. TAFFE
                                 Vice President
                               Information Systems

                      CORPORATE AND SHAREHOLDER INFORMATION

                             CORPORATE HEADQUARTERS
                                 Chronimed Inc.
                               13911 Ridgedale Dr.
                           Minnetonka, Minnesota 55305


                                    AUDITORS
                                Ernst & Young LLP
                             Minneapolis, Minnesota


                                 GENERAL COUNSEL
                           Gray, Plant, Mooty, Mooty,
                                 & Bennett, P.A.
                             Minneapolis, Minnesota


                                 TRANSFER AGENT
                                  AND REGISTRAR

Shareholder inquiries relating to shareholder records, stock transfer, change of ownership, or change of address should be directed to the Company's transfer agent and registrar:

Norwest Bank Minnesota, N.A.
161 N. Concord Exchange
S. St. Paul, MN 55075
(612) 450-4064
(800) 468-9716


                               INVESTOR RELATIONS

Security analysts, portfolio managers, and others interested in the investment community seeking information about Chronimed should contact Investor Relations at (612)541-0239.


                                    FORM 10-K

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing to Investor Relations at the Corporate Headquarters address.


                             STOCK EXCHANGE LISTING

Common stock of Chronimed Inc. is traded on the NASDAQ National Market System under the symbol "CHMD."




                 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                            THIRTEEN WEEKS ENDED
                              ------------------------------------------------
                              SEPTEMBER 27   DECEMBER 29   MARCH 28    JUNE 27
YEAR ENDED JUNE 27, 1997
     Revenues                      $28,506       $31,332    $27,098    $30,235
     Gross profit                    7,749         8,698      8,912      8,983
     Income from operations          1,688         2,650      1,738      2,800
     Net income                      1,247         1,763      1,163      2,871
     Net income per share          $   .09       $   .14    $   .10    $   .24

                                            THIRTEEN WEEKS ENDED
                              ------------------------------------------------
                              SEPTEMBER 29   DECEMBER 29   MARCH 29    JUNE 28
YEAR ENDED JUNE 28, 1996
     Revenues                      $18,526       $24,809    $22,560    $24,617
     Gross profit                    4,948         7,151      6,571      6,689
     Income from operations            707         2,297      1,982      1,987
     Net income                        725         1,622      1,503      1,609
     Net income per share          $   .06       $   .12    $   .11       $.12

1. Net income includes a gain on sale of the OMI distribution rights, net of taxes, of $1,040 or $.09 per share.

Illustration: Warren Hanson
Photography: Thoen & Associates

                                     [LOGO]
                                    CHRONIMED

                              13911 Ridgedale Drive
                           Minnetonka, Minnesota 55305
                                  612/541-0239
                                Fax: 612/541-4969
                                www.chronimed.com