Form 10-K405, Exhibit 13
period 1998-07-03
CHRONIMED INC
filed 1998-09-30
CIK 883813

EXHIBIT 13.1


FINANCIAL INFORMATION



SELECTED FINANCIAL DATA ....................................................  12

MANAGEMENT'S DISCUSSION AND ANALYSIS .......................................  13

CONSOLIDATED BALANCE SHEETS ................................................  18

CONSOLIDATED STATEMENTS OF INCOME ..........................................  19

CONSOLIDATED STATEMENTS OF CASH FLOWS ......................................  20

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY .................  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .................................  22

REPORT OF INDEPENDENT AUDITORS .............................................  31

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS ...  31

BOARD OF DIRECTORS .........................................................  32

CORPORATE OFFICERS .........................................................  33

CORPORATE AND SHAREHOLDER INFORMATION ......................................  34

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) ................................  35

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      Year Ended
                                  ----------------------------------------------------------------------------------
                                     July 3,      June 27,      June 28,      June 30,      July 1,        July 2,
FINANCIAL RESULTS                     1998          1997          1996          1995         1994           1993
                                  ----------------------------------------------------------------------------------
Revenues                           $ 140,655     $ 117,171     $  90,512     $  62,527     $  49,027     $  31,202

Income from operations                10,270         8,876         6,973         1,054         1,748           863
Interest income                        1,453           798         1,327         1,024           426           329
Other income                              --         1,700            --            --            --            --
Income taxes                          (4,572)       (4,330)       (2,841)         (475)         (172)          (33)
                                  ----------------------------------------------------------------------------------
Net income                         $   7,151     $   7,044     $   5,459     $   1,603     $   2,002     $   1,159
                                  ==================================================================================

Basic earnings per share           $     .60     $     .59     $     .45     $     .14     $     .20     $     .12
Diluted earnings per share         $     .59     $     .56     $     .42     $     .13     $     .18     $     .12

Basic weighted-average shares         11,955        12,019        12,221        11,685        10,058         9,288
Diluted weighted-average shares       12,221        12,659        13,137        12,612        11,258         9,886


FINANCIAL POSITION

Working capital                    $  33,092     $  33,821     $  40,261     $  31,124     $  26,905     $  13,727
Total assets                          73,146        65,291        68,226        52,394        53,196        18,462
Long-term debt                            --            --           350            --            --            79
Shareholders' equity                  62,319        53,360        57,162        47,570        42,949        16,778


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The fiscal years referenced herein are as follows:

                                       FISCAL YEAR            YEAR ENDED
                                          1998         July 3, 1998 (53 weeks)
                                          1997         June 27, 1997 (52 weeks)
                                          1996         June 28, 1996 (52 weeks)


INCOME AND EXPENSE ITEMS AS A PERCENTAGE OF REVENUE

                                                      FISCAL
                                       ------------------------------------
                                        1998           1997          1996
                                       ------------------------------------
Revenues
     Specialty Pharmacy Services         56.8%          56.6%         65.6%
     Disease Management                  23.9           16.9           0.0
     Diagnostic Products                 19.3           26.5          34.4
                                       ------------------------------------
                                        100.0          100.0         100.0

Cost of revenues                         72.1           70.7          72.0
                                       ------------------------------------
Gross profit                             27.9           29.3          28.0
Operating expenses
     Selling and marketing                5.8            5.8           7.0
     Research and development              .2             .4            .5
     General and administrative          14.6           15.5          12.8
                                       ------------------------------------
                                         20.6           21.7          20.3
                                       ------------------------------------

Income from operations                    7.3            7.6           7.7
Interest income                           1.0             .7           1.5
Other income                               --            1.4             --
Income tax expense                       (3.2)          (3.7)         (3.2)
                                       ------------------------------------

Net income                                5.1%           6.0%          6.0%


BUSINESS

Chronimed Inc. is a leading integrated healthcare company specializing in diagnostic products, specialty pharmacy services, and disease management for people with chronic health conditions. The Company develops, manufactures, markets, and distributes pharmaceuticals and medical diagnostic products, and provides specialized patient management services for people with chronic conditions such as HIV/AIDS, diabetes, organ transplants, and diseases treated with injectable medications. Chronimed works directly with patients, providers, and payors in a concerted effort to improve clinical and cost-of-care outcomes, and to enhance the quality of life for the chronically ill.

RECAP OF 1998 RESULTS

Total revenues increased 20% in 1998 to $140.7 million, caused by strong growth in the Specialty Pharmacy Services and Disease Management businesses. Gross profit as a percentage of revenue declined to 27.9% in 1998 against 29.3% in 1997, although gross profit dollars increased 14% over the prior year to $39.2 million. The decline in the gross profit percentage is a result of the mix effect of significant revenue growth in our profitable but lower-margin Specialty Pharmacy Services business. Operating expenses decreased to 20.6% of revenues in 1998, compared to 21.7% of revenues in 1997, due primarily to reductions in general and administrative expenses. Income from operations increased to $10.3 million, up 16% over the prior year of $8.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income from operations decreased slightly as a percentage of revenue to 7.3% in 1998 compared to 7.6% in 1997, caused by the decline in gross profit percentage. Income tax rates are slightly higher in 1998 at 39% compared to 38% in 1997. Interest income increased 82% to $1.5 million in 1998 compared to the prior year interest income of $798,000, due primarily to accrued interest on the amount due from Orphan Medical, Inc. (see Note 11 of Notes to Consolidated Financial Statements for further discussion). Fiscal 1998 net income of $7.2 million and $.59 per share compares favorably to $7.0 million and $.56 per share, respectively, for fiscal 1997. After adjusting for the one-time gain on the Company's sale of its orphan drug distribution rights to Orphan Medical, Inc., fiscal 1997 net income was $6.0 million and $.47 per share.

REVENUES

The Company's revenues are derived from three sources: Specialty Pharmacy Services, which includes a collection of conceptually similar specialty pharmacy businesses focusing on identifiable chronic conditions, principally the Injectables program with managed care, the Organ Transplant pharmacy program, and the mail order diabetes services business of Home Service Medical; Disease Management, which includes the integration of StatScript Pharmacy and Clinical Partners in serving HIV/AIDS patients; and Diagnostic Products, which includes the development, manufacturing, and distribution of proprietary blood and urine diagnostic products and accessories.

1998 VERSUS 1997 Total revenues for 1998 were up 20% to $140.7 million from $117.2 million in 1997, driven by growth in the Specialty Pharmacy Services and Disease Management businesses. Chronimed's two acquisitions later in the fiscal year--Clinical Partners (Disease Management) in June 1998 and DiaScreen (Diagnostic Products) in March 1998--did not contribute materially to the revenue growth. By revenue source, 1998 compares to 1997 as follows:

                              FOURTH      TOTAL
                              QUARTER     YEAR
                             -------------------
Specialty Pharmacy Services    +24%       +20%
Disease Management             +67%       +70%
Diagnostic Products            +29%       -13%

The Specialty Pharmacy Services business grew 24% quarter-on-quarter in the fourth quarter and was up 20% for the year due primarily to continued patient acquisition in the Injectables program and in Organ Transplant. The Disease Management business grew 67% quarter-on-quarter in the fourth quarter and was up 70% for the year due to continued growth in patients and stores, and increased use of protease inhibitor drugs, at StatScript Pharmacy. The Diagnostic Products business showed 29% quarter-on-quarter growth in the fourth quarter due mostly to continued performance of the Supreme blood glucose system in the long-term care market and the impact of the new Select GT blood glucose testing system for the consumer market. For the year, Diagnostic Products revenue was down 13% because of the effect of a third-party product discontinued in fiscal 1997. Overall, the Company expects its revenue growth rate for 1999 to be 30% or higher based on initiatives put into place in 1998 and the business acquisitions mentioned above. The Company believes that its supplier inputs and proprietary production rates are stable and sustainable but may be subject to unforeseen shortfalls.

1997 VERSUS 1996 Total revenues increased to $117.2 million from $90.5 million, up 29% year to year based on growth in the Specialty Pharmacy Services and Disease Management businesses. Chronimed acquired the assets of StatScript Pharmacy in July 1996, which delivered significant year-on-year growth in 1997. By revenue source, 1997 compares to 1996 as follows:

                               Fourth     Total
                               Quarter    Year
                             -------------------
Specialty Pharmacy Services     +14%      +12%
Disease Management               N/A       N/A
Diagnostic Products             -33%      - 1%

The Specialty Pharmacy Services business grew 14% quarter-on-quarter in the fourth quarter and was up 12% for the year due mainly to significantly higher patient acquisition rates in the Injectables program, offset by the loss of a diabetes services contract. The Disease Management business was created in fiscal 1997 with the purchase of StatScript Pharmacy, which contributed $19.8 million in revenue for the year. Revenue in the Diagnostic Products business was down for the quarter and year due to the discontinuance of a third-party product.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS PROFITS

1998 VERSUS 1997 Total gross profit dollars increased from $34.3 million to $39.2 million, with most of the increase coming from StatScript Pharmacy and the Injectables program. Gross profit as a percentage of revenue decreased from 29.3% to 27.9%, with improvements coming from the Supreme and Select GT blood glucose systems in the Diagnostic Products business, offset by expected declines in Specialty Pharmacy Services and Disease Management. The Company expects continued high revenue growth in 1999 but at lower gross profit percentages in its Specialty Pharmacy Services business due to continuing price pressure from managed care organizations. This percentage decline is expected to be partially offset by growth in the higher-margin Diagnostic Products business.

1997 VERSUS 1996 Total gross profit dollars increased from $25.4 million in 1996 to $34.3 million in 1997, with more than half of the dollar increase coming from the StatScript Pharmacy acquisition. Gross profit as a percentage of revenue improved from 28.0% to 29.3%. The gross profit percentage improvement is primarily a result of increased sales of the Supreme blood glucose system and other higher-margin diagnostic products. Improvements in the Specialty Pharmacy Services business, particularly in the Injectables program and in Home Service Medical, also contributed to the gross profit percentage increase.

OPERATING EXPENSES

The Company's operating expenses include selling and marketing, research and development, and general and administrative (G&A) expenses. The Company's G&A expenses include both core G&A expenses (corporate and division management, information systems, accounting, human resources, and the like) and direct G&A expenses that vary with business growth (customer service, billing, pharmacy fulfillment, and the like).

1998 VERSUS 1997 Total operating expenses increased $3.5 million, or 14%, in 1998 due primarily to added volume in the business. Operating expenses as a percentage of revenue declined from 21.7% in 1997 to 20.6% in 1998 due primarily to reductions in G&A expenses, most notably improvements in bad debt performance and a favorable comparison caused by the one-time writeoff in 1997 of the $1.4 million HCI note receivable. Selling and marketing expenses increased $1.3 million, or 19%, in 1998, caused by important investments in all major businesses. As a percentage of revenue, selling and marketing expenses remained at 5.8% in 1998.

1997 VERSUS 1996 Total operating expenses increased $7.1 million, or 39%, in 1997, including the one-time write off of the $1.4 million HCI note receivable. The remainder of the increase came from G&A expenditures for new management, new information systems, and facilities to support the Company's growth in 1997. Selling and marketing expenses increased $504,000, or 8%, in 1997, with modest expenditures to build the Injectables program while controlling expenses in the Diagnostic Products business. As a percentage of revenue, selling and marketing expenses declined from 7.0% in 1996 to 5.8% in 1997.

INTEREST INCOME

The increase in interest income from $798,000 in 1997 to almost $1.5 million in 1998 is due primarily to $501,000 of interest accrued on the amount due from Orphan Medical, Inc. in connection with the sale of distribution rights. The decrease in interest income from $1.3 million in 1996 to $798,000 in 1997 is due primarily to a reduction in investable funds from the Company's repurchase of one million shares of Common Stock and its acquisition of StatScript Pharmacy during fiscal 1997.

OTHER INCOME

In June 1997, Chronimed sold its exclusive rights to market and distribute certain Orphan Medical, Inc. products back to Orphan Medical for cash, royalties, and Orphan Medical common stock altogether valued at $2.5 million. Chronimed estimated the net present value of these expected payments to be $1.7 million and recorded this amount as Other Income in 1997. Interest on the unpaid balance has been recorded as interest income starting in fiscal 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES

The Company's income tax rate increased to 39% in 1998 from 38% in 1997 as the amount of municipal bond interest income receiving favorable tax treatment has dropped to an immaterial level. See Note 7 of Notes to Consolidated Financial Statements for a reconciliation to the Company's statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

As of July 3, 1998, the Company had $33.1 million of working capital. During 1998, the Company generated $5.4 million of cash from operating activities. The average days sales outstanding (DSO) of the Company's accounts receivable improved from 58 days at June 27, 1997 to 50 days at July 3, 1998. Approximately $4.6 million of cash was provided by the net sale of available-for-sale securities and the issuance of Common Stock under employee stock option and purchase programs. Cash was used totaling $7.8 million for the acquisitions of DiaScreen and Clinical Partners (see Note 2 of Notes to Consolidated Financial Statements). Further, $6.3 million was used for purchases of property and equipment, particularly for information systems, facility improvements, and production equipment for the diagnostic products business. The Company expects a similar level of capital expenditures to be required for business growth in fiscal 1999.

As of June 27, 1997, the Company had $33.8 million of working capital. During 1997, the Company generated $8.5 million of cash from operating activities. The Company's average DSO improved from 67 days at June 28, 1996 to 58 days at June 27, 1997. Approximately $12.9 million of cash was provided by the net sale of available-for-sale securities and the issuance of Common Stock under employee stock option and purchase programs. Cash was used totaling $9.2 million for the acquisition of StatScript Pharmacy (see Note 2 of Notes to Consolidated Financial Statements). Also, $4.4 million was used for purchases of property and equipment.

The Company had no long-term debt as of year end 1998 and 1997. Shareholders' equity as of year end 1998 and 1997 was $62.3 million and $53.4 million, respectively. The Company has a discretionary line of credit totaling $15.0 million, with no balance outstanding, and $7.5 million of cash and available-for-sale securities, as of July 3, 1998. The Company believes that available-for-sale securities, the line of credit, and cash provided by operating activities will allow it to meet foreseeable cash requirements and provide the flexibility to fund future growth.

NEW ACCOUNTING STANDARDS

Certain accounting standards have been issued which the Company is not yet required to adopt. See Notes to Consolidated Financial Statements for a discussion of the applicable standards.

IMPACT OF YEAR 2000

The Company has assessed and continues to assess the impact of the Year 2000 issue on its reporting systems and operations. The Year 2000 issue exists because many computer systems and applications currently use two-digit data fields to designate a year. As the century date occurs, date sensitive systems might recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause the Company's systems, or the systems used by the Company's suppliers, payors, or other constituencies, to process critical financial and operational information incorrectly.

The Company has created an internal team that is assessing Year 2000 readiness and taking actions as necessary. The Company's primary strategy is and has been to replace its older, inefficient systems with current technology to improve customer responsiveness and employee productivity. To improve financial efficiency, in February 1997, the Company implemented general ledger, accounts payable, and fixed assets software; this software is Year 2000 compliant. The Company is also implementing a pharmacy services system to improve operational efficiency; this software is also Year 2000 compliant. Because the Company has been active in implementing new systems, direct expenses related to specific Year 2000 modifications should not be material to the financial statements. Other operational systems focused on productivity improvements are being evaluated with the intent to implement prior to the Year 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the current calendar year, the Company has incurred approximately $50,000 over and above its ongoing software productivity projects to specifically modify existing computer systems and applications for Year 2000 computing. The Company estimates that up to $250,000 over and above its ongoing software productivity projects will be incurred in each of calendar 1998 and 1999. Such costs have been or will be charged to expense as incurred and are being funded through operating cash flows.

The Company presently believes that with modifications to existing systems and conversions to new systems, the Year 2000 issue will not pose significant operational problems. However, there can be no assurance that all Year 2000 issues will be identified and resolved in a timely manner, particularly those issues involving payors' systems and other systems outside of the Company's control. If the Company's remediation plan is not successful, or if these outside systems should fail, there could be a significant disruption of the Company's ability to transact business with its customers and suppliers.

OUTLOOK

Statements contained in this annual report, other than historical or current facts, constitute "forward looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views of future events and financial performance that involve a number of risks and uncertainties that could cause actual results to differ materially. The cautionary statements filed by the Company as Exhibit 99 to a filing made with the SEC on Form 10-K for the fiscal year ended July 3, 1998 are incorporated herein by reference. Investors are specifically referred to such cautionary statements for discussion of factors which could affect the Company's operations and forward-looking statements contained herein.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)


ASSETS                                                               JULY 3,      JUNE 27,
                                                                      1998          1997
                                                                  --------------------------
Current assets
     Cash and cash equivalents                                      $  1,027     $  5,038
     Available-for-sale securities                                     6,509       10,274
     Accounts receivable (net of allowance of $1,280 and
         $1,120 at July 3, 1998 and June 27, 1997, respectively)      23,190       20,372
     Income taxes receivable                                           1,011          294
     Inventory                                                        10,918        7,858
     Other current assets                                                797          274
     Deferred taxes                                                      275          965
                                                                  --------------------------
         Total current assets                                         43,727       45,075

Property and equipment
     Property and equipment                                           21,113       12,916
     Allowance for depreciation                                       (8,115)      (5,466)
                                                                  --------------------------
                                                                      12,998        7,450

Goodwill, net                                                         16,259       11,639

Other assets, net                                                        162        1,127
                                                                  --------------------------
         Total assets                                               $ 73,146     $ 65,291
                                                                  ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable                                               $  6,832     $  5,376
     Accounts payable-acquisition                                         --        2,250
     Accrued expenses                                                  3,803        1,940
     Income taxes payable                                                 --        1,338
     Short-term debt                                                      --          350
                                                                  --------------------------
         Total current liabilities                                    10,635       11,254

Deferred taxes                                                           192          677

Shareholders' equity
     Preferred Stock                                                      --           --
     Common Stock, issued and outstanding shares -
              12,081 and 11,878, respectively                            121          118
     Additional paid-in capital                                       51,668       49,838
     Retained earnings                                                10,559        3,408
                                                                  --------------------------
                                                                      62,348       53,364

     Unrealized (loss) on available-for-sale securities                  (29)          (4)
                                                                  --------------------------
         Total shareholders' equity                                   62,319       53,360
                                                                  --------------------------
Total liabilities and shareholders' equity                          $ 73,146     $ 65,291
                                                                  ==========================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          YEAR ENDED
                                           ------------------------------------------
                                               JULY 3,      JUNE 27,       JUNE 28,
                                                1998          1997          1996
                                           ------------------------------------------
REVENUES                                     $ 140,655     $ 117,171     $  90,512
COST OF REVENUES                               101,432        82,829        65,153
                                           ------------------------------------------
         Gross profit                           39,223        34,342        25,359

OPERATING EXPENSES
     Selling and marketing                       8,153         6,852         6,348
     Research and development                      336           505           437
     General and administrative                 19,442        16,236        10,501
     Provision for uncollectable accounts        1,022         1,873         1,100
                                           ------------------------------------------
         Total operating expenses               28,953        25,466        18,386
                                           ------------------------------------------

INCOME FROM OPERATIONS                          10,270         8,876         6,973
     Interest income                             1,453           798         1,327
     Other income                                   --         1,700            --
                                           ------------------------------------------
INCOME BEFORE INCOME TAXES                      11,723        11,374         8,300
     Income tax expense                         (4,572)       (4,330)       (2,841)
                                           ------------------------------------------
NET INCOME                                   $   7,151     $   7,044     $   5,459
                                           ==========================================

NET INCOME PER SHARE
Basic earnings per share                     $     .60     $     .59     $     .45
Basic weighted-average shares                   11,955        12,019        12,221

Diluted earnings per share                   $     .59     $     .56     $     .42
Diluted weighted-average shares                 12,221        12,659        13,137


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                     YEAR ENDED
                                                       ---------------------------------------
                                                          JULY 3,      JUNE 27,      JUNE 28,
                                                           1998          1997         1996
                                                       ---------------------------------------
OPERATING ACTIVITIES
Net income                                               $  7,151     $  7,044     $  5,459
Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                      3,960        3,544        1,812
         Deferred income taxes                                205          205          367
         Income tax benefit of stock option plans             152        1,920        1,773
         Write off of HCI note                                 --        1,391           --
         Gain on sale of OMI rights                            --       (1,700)          --
         Changes in operating assets and liabilities:
              Accounts and notes receivable                (2,142)        (144)      (4,825)
              Income taxes receivable                        (717)        (245)       1,349
              Inventory                                    (2,985)      (2,382)        (612)
              Accounts payable                             (1,128)        (706)       1,220
              Accrued expenses                              1,733          (62)       2,722
              Income taxes payable                         (1,338)        (571)         571
              Other assets                                    555          243         (246)
                                                       ---------------------------------------
Net cash provided by operating activities                   5,446        8,537        9,590

INVESTING ACTIVITIES
Acquisitions, net of cash acquired                         (7,762)      (9,234)         (84)
Proceeds from sale of OMI rights                               --          250           --
Purchases of property and equipment                        (6,257)      (4,373)      (3,415)
Purchase of available-for-sale securities                 (15,377)      (9,085)     (16,634)
Sale and maturities of available-for-sale securities       19,117       20,682       17,879
                                                       ---------------------------------------
Net cash (used in) investing activities                   (10,279)      (1,760)      (2,254)

FINANCING ACTIVITIES
Repurchase of Common Stock                                     --      (14,452)          --
Net proceeds from issuance of Common Stock                    822        1,279        1,895
                                                       ---------------------------------------
Net cash provided by (used in) financing activities           822      (13,173)       1,895
                                                       ---------------------------------------

(Decrease) increase in cash and cash equivalents           (4,011)      (6,396)       9,231
Cash and cash equivalents at beginning of period            5,038       11,434        2,203
                                                       ---------------------------------------
Cash and cash equivalents at end of period               $  1,027     $  5,038     $ 11,434
                                                       =======================================

SUPPLEMENTAL DISCLOSURES:

  * Income taxes paid in fiscal 1998, 1997, and 1996 were $6,010, $1,918, and $164, respectively.

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

  * The Company acquired the stock of Clinical Partners, Inc. in June, 1998. The acquisition was financed by cash, and the issuance of 42,000 shares of Common Stock.

  * The Company acquired the stock of British American Medical in August, 1995. The acquisition was financed by the issuance of 42,716 shares of Common Stock and $554 of debt to be converted to stock. In August, 1996, the Company converted $404 of this debt by issuing 25,349 shares of Common Stock to British American Medical, and incurred an additional $200 of debt based on a revenue earnout provision in the agreement. In August, 1997, the Company converted the remaining $350 debt by issuing 42,553 shares of Common Stock.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN THOUSANDS)

                                                                                   UNREALIZED
                                                                                 GAIN (LOSS) ON
                                     COMMON STOCK        ADDITIONAL                AVAILABLE-
                                ----------------------    PAID-IN      RETAINED     FOR-SALE
                                  SHARES      AMOUNT      CAPITAL      EARNINGS    SECURITIES      TOTAL
                                ----------------------------------------------------------------------------
Balance June 30, 1995             11,903     $    119     $ 45,357     $  2,016     $     77     $ 47,569
     Common stock
         issued for
         acquisition                  43           --          549           --           --          549
     Shares issued for
         employee stock
         purchase and
         option plans                508            5        1,890           --           --        1,895
     Tax benefit of stock
         option exercises             --           --        1,773           --           --        1,773
     Unrealized loss
         on available-
         for-sale securities          --           --           --           --          (84)         (84)
     Net income                       --           --           --        5,460           --        5,460
                                ----------------------------------------------------------------------------
Balance June 28, 1996             12,454          124       49,569        7,476           (7)      57,162
     Stock repurchase             (1,000)         (10)      (3,980)     (10,462)          --      (14,452)
     Common stock issued
         for acquisition              25           --          404           --           --          404
     Shares issued for
         employee stock
         purchase and
         option plans                263            3        1,276           --           --        1,279
     Exercise of warrants            136            1          649         (650)          --           --
     Tax benefit of stock
         option exercises             --           --        1,920           --           --        1,920
     Unrealized gain on
         available-for-sale
         securities                   --           --           --           --            3            3
     Net income                       --           --           --        7,044           --        7,044
                                ----------------------------------------------------------------------------
Balance June 27, 1997             11,878          118       49,838        3,408           (4)      53,360
     Common stock issued
         for acquisition              85            1          858           --           --          859
     Shares issued for
         employee stock
         purchase and
         option plans                118            2          820           --           --          822
     Tax benefit of stock
         option exercises             --           --          152           --           --          152
     Unrealized loss on
         available-for-sale
         securities                   --           --           --           --          (25)         (25)
     Net income                       --           --           --        7,151           --        7,151
                                ----------------------------------------------------------------------------
Balance July 3, 1998              12,081     $    121     $ 51,668     $ 10,559     $    (29)    $ 62,319
                                ============================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

The fiscal years referenced herein are as follows:

                                      FISCAL YEAR             YEAR ENDED
                                         1998          July 3, 1998 (53 weeks)
                                         1997          June 27, 1997 (52 weeks)
                                         1996          June 28, 1996 (52 weeks)

[1]  ACCOUNTING POLICIES

BUSINESS
Chronimed Inc. is a leading integrated healthcare company specializing in diagnostic products, specialty pharmacy services, and disease management for people with chronic health conditions. The Company develops, manufactures, markets, and distributes pharmaceuticals and medical diagnostic products, and provides specialized patient management services for people with chronic conditions such as HIV/AIDS, diabetes, organ transplants, and diseases treated with injectable medications.

FISCAL YEAR
The Company uses a four-week, four-week, five-week (4-4-5) quarterly accounting cycle with the fiscal year ending on the Friday closest to June 30.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions between consolidated entities have been eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those assumptions and estimates are subject to constant revisions, and actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue is recognized upon the provision of services, shipment of products, and at the time of purchase in the specialty pharmacies.

STOCK-BASED COMPENSATION
The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its stock plans. Under APB 25, when the exercise price of an employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Disclosure of the impact of SFAS No. 123, as if adopted, can be found in Note 8 to the Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS
The Company considers all investments with an original maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are available for sale, are carried at cost which approximates fair market value, and consist principally of corporate commercial paper.

INVESTMENTS
The Company's investment policy is to invest idle and excess funds in high grade, fixed income securities with maturities generally of no more than two years. The major objective of investment activities is to protect capital value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

INVESTMENTS (CONTINUED)
Investments consist of debt securities with a remaining maturity of more than 90 days at the date of purchase. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as "available-for-sale" as of July 3, 1998 and June 27, 1997. The Company considers the net unrealized loss on these investments of $29 and $4 at July 3, 1998 and June 27, 1997, respectively, to be temporary, and as such has recorded it through shareholders' equity.

ACCOUNTS RECEIVABLE ALLOWANCE
The Company determines an allowance amount based upon an analysis of the collectability of specific accounts and the aging of the accounts receivable.

INVENTORIES
Inventories consist primarily of goods held for resale, and are carried at the lower of cost or market determined under the average cost method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method. Depreciation occurs over estimated useful lives of one to seven years. Depreciation expense was $2,683, $2,369, and $1,468 in fiscal 1998, 1997, and 1996, respectively.

GOODWILL
Goodwill is amortized on a straight-line basis over two to twenty years. The Company periodically evaluates its goodwill for impairment by comparison of the carrying value against anticipated business performance. Amortization expense was $1,277, $1,175, and $344, in fiscal 1998, 1997, and 1996, respectively.
Accumulated amortization was $3,130 and $1,865 as of fiscal year end 1998 and 1997, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company evaluates its long-lived assets for impairment losses when indicators of impairment are present by comparing the undiscounted cash flows to the assets' carrying amount. An impairment loss is recorded if necessary.

INCOME TAXES
The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and the tax basis of assets and liabilities.

PER SHARE DATA
In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earning per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS No.
128 requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table is a reconciliation of the earnings numerator and the weighted-average shares denominator used in the calculations of basic and diluted earnings per share for the last three fiscal years:

                                                              1998        1997         1996
                                                           -----------------------------------
EARNINGS
     Net income for basic and diluted earnings per share     $7,151      $7,044       $5,459
                                                           -----------------------------------
WEIGHTED AVERAGE SHARES
     Basic weighted-average shares                           11,955      12,019       12,221
     Adjustments for dilutive securities:
         Employee stock options, net of tax proceeds            266         428          678
         Warrants                                                --         172          199
         Convertible debt                                        --          40           39
                                                           -----------------------------------
     Dilutive potential common shares                           266         640          916
                                                           -----------------------------------
     Diluted weighted-average shares                         12,221      12,659       13,137
                                                           ===================================
BASIC EARNINGS PER SHARE                                      $ .60       $ .59        $ .45
                                                           ===================================
DILUTED EARNINGS PER SHARE                                    $ .59       $ .56        $ .42
                                                           ===================================


SEGMENT DISCLOSURES
In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires disclosure of certain information about a company's internal operating segments. Compliance with SFAS No. 131 is not required for the Company until fiscal 1999. The Statement will have no effect on the Company's basic financial statements, but will require additional disclosures.

[2]  ACQUISITIONS

During fiscal 1998, the Company made two acquisitions. In March 1998, the Company acquired the assets of DiaScreen Corporation, a medical diagnostic products company, for $1.9 million in cash. The excess purchase price over book value of the net assets acquired was $400 of which $230 was allocated to property and equipment and is being depreciated over five years and $170 was allocated to goodwill and is being amortized on a straight-line basis over seven years. The purchase agreement provides for additional payments up to a maximum of $3.2 million if certain product revenue levels are met or exceeded.

In June 1998, the Company acquired the stock of Clinical Partners, Inc., a case management services company, in a merger transaction. The net purchase price was $6.4 million and consisted of cash and stock of the Company (42,000 shares at $12.125 per share.) The excess purchase price over book value of the net assets acquired was $5.7 million, of which $5.2 million was allocated to goodwill and is being amortized on a straight-line basis over 12 years, and $500 was allocated to non-compete agreements and is being amortized over two and three years. $700 of the purchase price is being held in escrow to cover certain potential liabilities to be resolved in one year or less.

On July 1, 1996, the Company acquired the assets of StatScript Management Services, Inc. and its associated specialty pharmacies. The initial all-cash purchase price was $10.25 million, with an additional $2.25 million cash payment in September 1997 based on revenue performance achieved through fiscal 1997. The excess purchase price over book value of the net assets acquired was $11.5 million, and has been assigned to goodwill. The goodwill is being amortized on a straight-line basis over 12 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

All acquisitions described above were accounted for as purchases and, accordingly, operating results of these businesses subsequent to the date of acquisition were included in the Company's consolidated financial statements.

The following is a summary of pro forma operating results as if the acquisitions had taken place at the beginning of fiscal 1997 for Clinical Partners and DiaScreen and at the beginning of fiscal 1996 for StatScript:

                                               1998        1997           1996
                                         ---------------------------------------

     Total revenues                        $145,040     $123,030      $103,370
     Net income                              $6,800       $7,010        $5,240
         Basic earnings per share             $ .57        $ .58         $ .43
         Diluted earnings per share           $ .56        $ .55         $ .40

The pro forma information is provided for informational purposes only. It is based on historical information and does not purport to be indicative of the results that would have occurred had the acquisitions been made at the beginning of fiscal 1997 or 1996 as described above, or of future results, as significant changes to their operations, products, and cost and expense structures have taken place since acquisition.

[3]  AVAILABLE-FOR-SALE SECURITIES

The amortized cost and estimated market value of available-for-sale securities are as follows:

                                                GROSS       GROSS      ESTIMATED
                                  AMORTIZED   UNREALIZED  UNREALIZED    MARKET
                                    COST        GAINS       LOSSES      VALUE
                                 -----------------------------------------------

As of June 27, 1997:
     Municipal bonds               $   818     $    --     $    --     $   818
     U.S. Government securities      9,460          23          27       9,456
                                 -----------------------------------------------
                                   $10,278     $    23     $    27     $10,274
                                 ===============================================
As of July 3, 1998:
     U.S. Government securities    $ 6,538     $    --     $    29     $ 6,509
                                 ===============================================

All of the Company's available-for-sale securities have contractual maturities of one year or less.

[4]  NOTE RECEIVABLE

The Company had a note receivable from Health Craft International, Inc. (HCI) at June 28, 1996, the proceeds from which were being used to fund development of a new product for diabetes. In March, 1997, the Company wrote off the note and accrued interest totalling $1.4 million to general and administrative expenses, concluding that the note was not likely to be collectable given the yet-to-be-solved technical challenges facing the underlying project and the financial status of HCI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

[5]  OPERATING LEASES AND RENT EXPENSE

The Company leases its office space, distribution facilities, and retail locations under operating lease agreements. The remaining lease terms range from one to seven years as of July 3, 1998.

   Future minimum lease payments, including current real estate taxes and operating expenses, under the operating leases with lease terms in excess of one year at July 3, 1998, are approximately as follows:

                                      AMOUNT
                                    ----------
   Fiscal year:
         1999                         $1,961
         2000                          1,401
         2001                          1,076
         2002                            951
         2003                            723
         Beyond                        1,116
                                    ----------
                                      $7,228
                                    ==========

Total rent expense was $1,466, $1,041, and $692, during fiscal 1998, 1997, and 1996, respectively.

[6]  LONG-TERM DEBT AND CREDIT ARRANGEMENTS

The Company incurred debt arising from its acquisition of British American Medical, Inc. in August, 1995. The $350 of short-term debt as of June 27, 1997 was converted to 42,553 shares of Common Stock on August 14, 1997 pursuant to an agreement with British American Medical, Inc.

   The Company has an unsecured discretionary line of credit totaling $15 million that terminates January 31, 2001. The Company pays a fee at an annual rate of .25% of the unused amount. The line of credit contains covenants with which the Company is in compliance. There is no balance outstanding under this line of credit at July 3, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)

[7]  INCOME TAXES

The components of the provision for income taxes are as follows:

                                            1998          1997          1996
                                         --------------------------------------

Current                                    $4,367        $4,125        $2,474
Deferred                                      205           205           367
                                         --------------------------------------
                                           $4,572        $4,330        $2,841
                                         ======================================

The Company's income tax expense differs from the applicable federal rate of 35% in 1998 and 34% in 1997 and 1996, respectively. The reconciliation of differences is:

                                            1998           1997          1996
                                         --------------------------------------

Federal statutory rate                     $4,103         $3,867        $2,822
Interest on municipal bonds                   (15)           (36)         (306)
State taxes, net of federal benefit           428            376           334
Goodwill amortization                          77             76             4
Other, net                                    (21)            47           (13)
                                         --------------------------------------
                                           $4,572         $4,330        $2,841
                                         ======================================

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          1998          1997
                                                        -----------------------
Deferred tax assets:
   Bad debt reserve                                       $499          $425
   Inventory reserve                                        39            38
   Other reserves                                          344           461
   Vacation accrual                                        116           124
   Goodwill amortization                                   132            58
Deferred tax liabilities:
   Depreciation                                           (324)         (184)
   Prepaid assets                                         (209)          (83)
   OMI rights sale                                        (514)         (551)
                                                        -----------------------
Net deferred tax assets                                    $83          $288
                                                        =======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

[8]  SHAREHOLDERS' EQUITY

The Company has 5,000,000 shares of $.01 par value Preferred Stock authorized and issuable in one or more series as the Board of Directors may determine; none is outstanding. 40,000,000 shares of $.01 par value Common Stock are authorized. There are no restrictions on retained earnings.

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans and its employee stock purchase plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for fiscal years 1998, 1997, and 1996:
                                              1998        1997         1996
                                           -----------------------------------

Net income - as reported                     $7,151      $7,044       $5,459
Net income - pro forma                       $5,829      $6,342       $5,044
Earnings per share - basic as reported        $ .60       $ .59        $ .45
Earnings per share - basic pro forma          $ .49       $ .53        $ .41
Earnings per share - diluted as reported      $ .59       $ .56        $ .42
Earnings per share - diluted pro forma        $ .48       $ .50        $ .38

SFAS No. 123 is applicable only to options granted after June 30, 1995; as a result, the pro forma effect on net income for fiscal 1996, 1997, and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to June 30, 1995.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown:
                                              1998         1997        1996
                                           -----------------------------------
Expected dividend yield                       0.0%         0.0%        0.0%
Expected stock price volatility                57%          69%         69%
Risk-free interest rate                       6.00%        6.00%       6.00%
Expected life of options                     5 years      5 years     5 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. Using the foregoing assumptions, the weighted-average fair value of each option granted during fiscal years 1998, 1997, and 1996 was $6.51, $6.53, and $8.53, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Stock option activity is summarized as follows:

                                                OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                     ----------------------------------------  -----------------------
                                        SHARES                     WEIGHTED                  WEIGHTED
                                       AVAILABLE                    AVERAGE                  AVERAGE
                                          FOR          NUMBER        PRICE       NUMBER       PRICE
                                         GRANT       OF SHARES     PER SHARE   OF SHARES    PER SHARE
                                     -----------------------------------------------------------------
Balance June 30, 1995                   547,292      1,921,329      $ 7.85      868,200       $4.47
   Granted                             (315,800)       315,800       13.20
   Exercised                                 --       (515,402)       3.80
   Cancelled                             49,068        (49,068)       9.51
   Expired                               (3,750)            --
                                     ---------------------------
Balance June 28, 1996                   276,810      1,672,659       10.11      672,762        7.87
   Reserved for future grants         1,000,000             --
   Granted                             (949,075)       949,075       10.59
   Exercised                                 --       (268,398)       5.43
   Cancelled                            292,180       (292,180)      12.64
   Expired                             (140,310)            --
                                     ---------------------------
Balance June 27, 1997                   479,605      2,061,156       10.59      678,282        9.78
   Granted                             (385,500)       385,500       11.75
   Exercised                                 --        (89,772)       6.95
   Cancelled                            114,283       (114,283)      10.97
   Expired                              (31,900)            --
                                     ---------------------------
Balance July 3, 1998                    176,488      2,242,601      $10.91      915,331      $10.51
                                     =================================================================

The following table summarizes information about the stock options outstanding at July 3, 1998:

                                                OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                     ----------------------------------------  -----------------------
                                                     WEIGHTED
                                                      AVERAGE      WEIGHTED                  WEIGHTED
                                                     REMAINING      AVERAGE                  AVERAGE
                                         NUMBER     CONTRACTUAL      PRICE       NUMBER       PRICE
RANGE OF EXERCISE PRICES               OF SHARES       LIFE        PER SHARE    OF SHARES   PER SHARE
------------------------------------------------------------------------------------------------------
$3.08-$9.88                             913,414      4.7 yrs        $ 7.55       397,010      $ 7.20
$10.13-$21.88                         1,329,187      4.6             13.24       518,321       13.05
$3.08-$21.88                          2,242,601      4.7 yrs        $10.91       915,331      $10.51
======================================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

[9]  WARRANTS

In conjunction with the Company's initial public offering, warrants were issued to underwriters for 352,500 shares of Common Stock with an exercise price of $4.80 per share, which was 20% above the initial offering price. During fiscal 1994, 75,000 of these warrants were exercised. The remaining 277,500 warrants were exercised in April, 1997.

[10] EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) Employee Savings Plan covering substantially all employees. Company contributions are required. The Company's contributions to the Plan, representing 401(k) matching contributions only, were $146, $130, and $50 in fiscal years 1998, 1997, and 1996, respectively.

The Company has an Employee Stock Purchase Plan. There were 233,133 shares available for purchase under the Plan at July 3, 1998.

[11] RELATED PARTY TRANSACTIONS

On April 9, 1997, the Company entered into a guarantee of indebtedness of Mr. Maurice R. Taylor, II, Chronimed's Chairman and Chief Executive Officer. Such indebtedness permitted Mr. Taylor to continue to hold large amounts of Company stock. There was $700 of indebtedness under the guarantee on July 3, 1998.

On June 27, 1997, the Company entered into an agreement to sell its exclusive rights to market and distribute certain Orphan Medical, Inc. products back to Orphan Medical for cash, royalties, and Orphan Medical stock totalling $2.5 million. The Company estimated the net present value of these payments to be $1.7 million, and as such recorded $1.7 million as Other Income in its 1997 financial statements. The receivable balance outstanding as of July 3, 1998 totals $1.38 million, all of which is classified as Accounts Receivable because the Company expects to receive the full amount within its current operating cycle. On June 30, 1998, the Company received 61,878 shares of Orphan Medical stock that the Company intends to sell as soon as the shares are registered. Once sold, the Company will reduce the receivable balance by the proceeds received. Orphan Medical, Inc. was created in July 1994 as a spin-off from Chronimed Inc.

[12] SIGNIFICANT CONCENTRATIONS

The Company provides immunosuppressant drugs to patients who have had an organ transplant. Two of these drugs, Sandimmune(R) and Neoral(R), are manufactured by Novartis Pharmaceuticals Corporation. These two drugs accounted for 10%, 13%, and 19% of the Company's total revenue in fiscal years 1998, 1997, and 1996, respectively.

The Company manufactures the Supreme and Select blood glucose reagent strips and distributes them through its direct sales force. These two products accounted for 12%, 11%, and 11% of the Company's total revenue in fiscal years 1998, 1997, and 1996, respectively.

REPORT OF INDEPENDENT AUDITORS


Chronimed Inc. Board of Directors:

We have audited the accompanying consolidated balance sheets of Chronimed Inc. as of July 3, 1998 and June 27, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended July 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chronimed Inc. at July 3, 1998 and June 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
August 10, 1998



MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

   The Company's Common Stock, $.01 par value per share, is traded on the Nasdaq Stock Market under the symbol "CHMD". The following table sets forth the range of high, low, and close transaction prices as reported by Nasdaq.

                              1998                       1997                        1996
                    ------------------------    -----------------------    ------------------------
                     HIGH      LOW    CLOSE      HIGH    LOW     CLOSE      HIGH      LOW    CLOSE
                    -------------------------------------------------------------------------------
   First Quarter    $12.75    $7.56  $12.56     $20.88  $11.25  $13.06     $17.38   $10.63  $13.00
   Second Quarter    13.50    10.25   11.63      16.63   12.88   13.63      15.63    13.13   14.75
   Third Quarter     14.63    10.25   13.75      15.38    7.00    7.75      23.25    13.25   20.12
   Fourth Quarter    15.25    10.38   12.56      11.00    6.88    7.56      25.13    16.63   18.38


NUMBER OF SHAREHOLDERS OF RECORD

The number of shareholders of record of the Company's Common Stock as of July 3, 1998 and June 27, 1997 was approximately 420 and 470, respectively. The approximate number of beneficial owners of the Company's Common Stock was 9,000 and 7,700, respectively, as of the same date.

DIVIDENDS

The Company has never declared or paid cash dividends on its Common or Preferred Stock. The Company does not anticipate paying any cash dividends in the foreseeable future.

BOARD OF DIRECTORS


                                    [PHOTO]

                       Board of Directors: (left to right)
           (seated) Donnell D. Etzwiler, M.D., Maurice R. Taylor, II,
                           Lawrence C. Weaver, Ph.D.
           (standing) John Howell Bullion, Charles V. Owens, Jr., and
                        Henry F. Blissenbach, Pharm. D.


BOARD OF DIRECTORS                DONNELL D. ETZWILER, MD             BOARD COMMITTEES
                              Founder and President Emeritus
  MAURICE R. TAYLOR, II        International Diabetes Center       COMPENSATION COMMITTEE
Chairman of the Board and                                       Charles V. Owens, Jr., Chair
 Chief Executive Officer      CHARLES V. OWENS, JR., RETIRED         Donnell D. Etzwiler
                            Former Executive Vice President of       Lawrence C. Weaver
  HENRY F. BLISSENBACH,          International Operations
         PHARMD                  Miles Laboratories, Inc.              AUDIT COMMITTEE
      President and                                              John Howell Bullion, Chair
 Chief Operating Officer          LAWRENCE C. WEAVER, PHD           Charles V. Owens, Jr.
                                       Dean Emeritus                 Lawrence C. Weaver
   JOHN HOWELL BULLION             College of Pharmacy,
 Chief Executive Officer          University of Minnesota
  Orphan Medical, Inc.


CORPORATE OFFICERS


                                    [PHOTO]

                       Corporate Officers: (left to right)
         (seated) Henry F. Blissenbach, Pharm. D., Maurice R. Taylor, II
        (standing) Steven A. Crees, Patrick L. Taffe, Perry L. Anderson,
                              and Norman A. Cocke



  MAURICE R. TAYLOR, II         PERRY L. ANDERSON         STEVEN A. CREES
Chairman of the Board and        Vice President        Senior Vice President
 Chief Executive Officer       StatScript Pharmacy      Diagnostic Products

  HENRY F. BLISSENBACH,          NORMAN A. COCKE         PATRICK L. TAFFE
         PharmD              Senior Vice President,       Vice President
      President and         Chief Financial Officer,    Information Systems
 Chief Operating Officer          and Secretary

CORPORATE AND SHAREHOLDER INFORMATION


CORPORATE                     TRANSFER AGENT                   ANNUAL MEETING
HEADQUARTERS                  AND REGISTRAR
                                                               The Annual Meeting of
CHRONIMED INC.                Shareholder inquiries            Chronimed shareholders
10900 Red Circle Drive        relating to shareholder          will be held Wednesday,
Minnetonka, Minnesota 55343   records, stock transfers,        November 18, 1998, at
612/979-3600                  change of ownership, or          3:30 p.m. Central Time
Fax: 612/979-3969             change of address should be      at the Lutheran
www.chronimed.com             directed to the Company's        Brotherhood Auditorium,
                              transfer agent and               625 Fourth Avenue South,
                              registrar:                       Minneapolis, Minnesota.
AUDITORS                                                       The Notice of Annual
                              Norwest Bank Minnesota, N.A.     Meeting and Proxy
ERNST & YOUNG LLP             Shareowner Services              Statement are mailed to
Minneapolis, Minnesota        161 N. Concord Exchange          shareholders with the
                              South St. Paul, Minnesota 55075  Annual Report. All
                              612/450-4064                     shareholders and other
GENERAL COUNSEL               800/468-9716                     interested parties are
                                                               invited to attend.
GRAY, PLANT, MOOTY, MOOTY,
& BENNETT, P.A.               FORM 10-K
Minneapolis, Minnesota
                              Copies of the Company's
                              Annual Report on Form 10-K
STOCK EXCHANGE                filed with the Securities
LISTING                       and Exchange Commission may
                              be obtained free of charge
Common stock of Chronimed     by writing to Investor
Inc. is traded on the Nasdaq  Relations at the Corporate
National Market System under  Headquarters address.
the symbol CHMD.

                              INVESTOR INQUIRIES
INTERNET HOME PAGE
                              Shareholders, securities
Financial information and     analysts, and investors
product and company news are  seeking additional
also available via the        information about Chronimed
Internet. Chronimed's home    may contact Investor
page address is               Relations at 612/979-3600.
www.chronimed.com


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              QUARTER ENDED
                                      ------------------------------------------------------------
                                        SEPTEMBER 26      DECEMBER 26       MARCH 27      JULY 3
                                      ------------------------------------------------------------
FISCAL 1998
     Revenues                              $31,673           $34,772        $33,699      $40,512
     Gross profit                            8,682            10,478          9,304       10,759
     Income from operations                  2,265             3,290          2,084        2,632
     Net income                              1,596             2,220          1,475        1,861
     Net income per share
         Basic                             $   .13           $   .19        $   .12      $   .16
         Diluted                           $   .13           $   .18        $   .12      $   .15

                                                              QUARTER ENDED
                                      ------------------------------------------------------------
                                        SEPTEMBER 27      DECEMBER 29       MARCH 28     JUNE 27
                                      ------------------------------------------------------------

FISCAL 1997
     Revenues                              $28,506          $31,332         $27,098     $30,235
     Gross profit                            7,749            8,698           8,912       8,983
     Income from operations                  1,688            2,650           1,738       2,800
     Net income                              1,247            1,763           1,163       2,871(1)
     Net income per share
         Basic                              $  .10           $  .15          $  .10      $  .25
         Diluted                            $  .09           $  .14          $  .10      $  .24


1. Net income includes a gain on sale of the OMI distribution rights, net of taxes, of $1,040 or $.09 per share (see Note 11 of Notes to Consolidated Financial Statements for additional information).